



1 September 2006

File Reference no. 82-34939

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
U.S.A.



SUPPL

Dear Sirs

re : **Phosphagenics Limited ("PPGNY")**
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy of all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investments Commission ("ASIC") since and including 8 May 2006 to today 31 August 2006.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the September 2006 quarter.

Yours faithfully
Phosphagenics Limited

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission USA 01 9 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


ASX
AUSTRALIAN STOCK EXCHANGE

Detailed search - prices, charts and announcements

Search results: Company announcements for PHOSPHAGENICS LIMITED (POH) Released between 28/02/2006 and 31/08/2006

See below for:

- Previous codes used by this company

Announcements released as POH

Date	Price sens.	Headline	Pages	PDF	Edited text*
31/08/2006		Appendix 3B	8	PDF	-
30/08/2006		Audio Broadcast - Mr H Rosen	1	PDF	-
29/08/2006	!	Half Yearly Report & Half Year Accounts	33	PDF	-
29/08/2006	!	Material Transfer Agreement - major cosmetic company	2	PDF	-
24/08/2006	!	Clinical trial transdermal insulin successful results	8	PDF	-
22/08/2006	!	Response to ASX Share Price Query	5	PDF	-
24/07/2006		Appendix 3B	8	PDF	-
24/07/2006	!	Commencement Phase 1 Clinical Trial - TPM-02/Insulin	3	PDF	-
21/07/2006		Appendix 3B - Grant ESOP & Other Options	8	PDF	-
03/07/2006	!	Ethics Committee approval - Phase 1 clinical trials	3	PDF	-
30/06/2006		Director Resignation & App 3Z	5	PDF	-
26/06/2006		Change of Director's Interest Notice	4	PDF	-
30/05/2006		New Constitution	47	PDF	-
26/05/2006		Phosphagenics - AGM Results	2	PDF	-
26/05/2006		AGM - Addresses and Presentations	56	PDF	-
25/05/2006	!	Preclinical Trials - Transdermal Insulin Delivery	3	PDF	-
24/05/2006		Sets up certificated UK branch register	2	PDF	-
23/05/2006	!	Plans to Expand Manufacturing Facilities	3	PDF	-
08/05/2006	!	Phase 2a clinical trial - transdermal morphine cream	3	PDF	-
28/04/2006	!	POH & Nestle Nutrition sign agreement	2	PDF	-
21/04/2006		Annual Report & Notice of AGM	91	PDF	-
29/03/2006		Change in substantial holding	5	PDF	-
29/03/2006		Change of Director's Interest Notice	4	PDF	-
27/03/2006		Change of Director's Interest Notice	4	PDF	-
27/03/2006		American Depository Receipts Facility Information	1	PDF	-
27/03/2006	!	American Depository Receipt Facility Established	2	PDF	-

24/03/2006		March 2006 Newsletter	7	PDF	-
17/03/2006	!	Preliminary Final Report/Full Year Accounts	70	PDF	-
03/03/2006		ZSP: March Quarterly Rebalance to the S&P/ASX Indices	4	PDF	-

Useful Information

- How and when are company announcements published on www.asx.com.au?
- * Edited text summaries are available from 1 January 1998 to 30 June 2003

Previous codes used by this company

- VIT changed to POH
- GDC changed to VIT

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PHOSPHAGENICS



8 May 2006

The Manager
Company Announcements Office
Australia Stock Exchange Limited

Dear Sir

re: Phosphagenics initiates Phase 2a clinical trial of its transdermal morphine cream

Attached for release to the market is an announcement relating to Phosphagenics Phase 2a clinical trial of its transdermal morphine cream.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

Phosphagenics initiates Phase 2a clinical trial of its transdermal morphine cream

Melbourne, VIC, Australia, 8 May 2006
Phosphagenics Limited ("Phosphagenics"), the Australian Stock Exchange (ASX:POH) and the London Stock Exchange's Alternative Investment Market (AIM:PSG) listed pharmaceutical and nutraceutical company, today announces commencement of a Phase 2a clinical trial of its transdermal morphine cream, TPM-01/Morphine. The Phase 2a trial, investigating the efficacy, absorption and metabolism of morphine administered using Phosphagenics' novel transdermal carrier TPM-01, will be conducted at the Royal Adelaide Hospital, South Australia. Preliminary results are expected during the third quarter of 2006.

In the trials, doses of morphine will be examined in 48 healthy male volunteers aged between 18 and 49 years. Volunteers will be randomly assigned into a dose group and either receive active treatment or placebo treatment in a double blinded manner. The efficacy of Phosphagenics transdermal morphine in producing the well recognised effects of morphine in humans, such as changes in pupil size and decreased response to painful stimuli, will be measured.

Dr Esra Ogru, Executive Director of Research and Development at Phosphagenics, said: "The initiation of phase 2a clinical trials of morphine with our proprietary transdermal delivery technology is a significant milestone in the development or our pain management product. It will also provide further clinical proof of the efficacy of Phosphagenics' transdermal delivery technology."

About Phosphagenics' Transdermal Morphine
Phosphagenics' transdermal morphine (TPM-01/Morphine) is a non-invasive, patient-friendly gel or cream that delivers morphine through the skin into the bloodstream. Previous clinical trials of TPM-01/Morphine have achieved 48 hours of therapeutic morphine blood levels from a single dose, which compares favourably to the longest acting morphine products available which provide only up to 24 hours of therapeutic blood levels per dose.

Phosphagenics expects that a transdermal product capable of providing therapeutic blood levels of morphine for 48 hours or longer would fill an unmet clinical need for chronic pain patients (by minimising the occurrence of "breakthrough pain") and provide cost-effective treatment solutions for hospice patients, especially those unable to swallow oral preparations of morphine. There is currently no commercially available transdermal morphine product.

ENDS

Notes to Editors

About Phosphagenics' Transdermal Carrier Technology
Phosphagenics patented transdermal technology is a carrier that utilises existing natural transport mechanisms to "carry" drugs across the skin without disrupting the surface of the skin. In contrast, alternative transdermal technologies either: rely on passive diffusion across skin membranes improving drug penetration with solvents, enhancers or lasers that modify the properties of the outermost layers of the skin; or, use electrical or thermal technologies to "push" drugs through the skin.

Both formulations of the carrier (TPM-01 and TPM-02) have anti-inflammatory and anti-erythema properties which minimise skin irritation, can provide sustained transdermal delivery of drugs and can deliver a range of drugs through the skin. TPM-01 delivers small molecule drugs (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) and TPM-02 delivers both small and large molecule drugs (e.g. insulin, PTH, proteins).

About Phosphagenics Limited
Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies encompassing drug delivery, drug enhancement, and active ingredients for the nutraceutical industry (dietary supplements, functional foods and personal care products).

Phosphagenics is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An American Depository Receipts-Level 1 facility has been established in the US with the Bank of New York (PPGNY) for the trading of the Company's shares in the US 'Over the Counter' market. Further information regarding Phosphagenics can be found at www.phosphagenics.com.

For further information please contact:

Phosphagenics Limited:
Dr Esra Ogru, Executive Director Research & Development
Telephone: +61 3 9605 5900 or 0402 080 846


PHOSPHAGENICS

23 May 2006



The Manager
Company Announcements Office
Australia Stock Exchange Limited

Dear Sir

re: Phosphagenics announces plans to expand manufacturing facilities

Attached for release to the market is an announcement advising that Phosphagenics Limited has commenced the building of a production plant in Melbourne to manufacture high purity tocopheryl phosphates.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\production facilities 23 05 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

Phosphagenics announces plans to expand its manufacturing capabilities

Melbourne, Australia 23 May 2006: Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG), today announced that it has commenced the building of a production plant in Melbourne. The new facility will permit a substantial increase in the Company's ability to manufacture tocopheryl phosphates, the base component of many of its pharmaceutical and nutraceutical products. It will also provide the Company with manufacturing capabilities to meet anticipated future supply requirements.

The new facility, expected to be commercially ready by the end of 2006, will be a scaled-up version of the pilot plant used successfully in the initial development of Phosphagenics' proprietary phosphorylation process. On completion the facility will have an annual capacity of 100 tonnes of high purity tocopheryl phosphates with an estimated wholesale value of $A25 million, although the Company does not expect to utilize all of this capacity in the immediate future. The budgeted cost for the upscale including all ancillary equipment is $A500,000, with all manufacturing equipment complying with *Food Standards Australia New Zealand criteria.*

Ian Pattison, Chief Operating Officer of Phosphagenics, said: "The new plant demonstrates our capability to manufacture on a commercial scale for current and future licensing partners. On completion it will also allow us to step up manufacturing output as the markets for Phosphagenics' products develop."

ENDS

Notes to Editors

About Phosphagenics

Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies encompassing drug delivery, drug enhancement, and active ingredients for the nutraceutical industry (dietary supplements, functional foods and personal care products).

Phosphagenics is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An American Depository Receipts-Level 1 facility has been established in the US with the Bank of New York (PPGNY) for the trading of the Company's shares in the US 'Over the Counter' market. Further information regarding Phosphagenics can be found at www.phosphagenics.com.

Phosphagenics has existing commercial agreements with Zila and ISP for the dietary supplement and personal care markets, and has announced joint development programmes with Alza Corporation and Nestlé Nutrition.

For further information please contact:

Australia:
Phosphagenics Limited: Harry Rosen, Managing Director
Telephone: +61 3 9605 5900

Northbank Communications: Rowan Minnion / Justine Lamond
Telephone: +44 7886 8150
r.minnion@northbankcommunications.com,
j.lamond@northbankcommunications.com


PHOSPHAGENICS

24 May 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re: Phosphagenics establishes certificated UK Branch Register

Attached for release to the market is an announcement advising of the establishment by Phosphagenics Limited of a certificated UK Branch Register of Members.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\uk certificated register 24 05 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

Phosphagenics sets up certificated UK branch register

Melbourne, VIC, Australia, 24 May 2006
Phosphagenics Limited ("Phosphagenics" or the "Company") (ASX: POH) (AIM: PSG) today announces the establishment of a certificated UK branch share register. The Company believes that the new arrangement will make it easier for private investors to deal in Phosphagenics' stock on AIM.

Phosphagenics has entered into an agreement with Computershare Investor Services PLC ("Computershare") under which Computershare will establish and administer a local certificated Register for the benefit of UK-based residents, effective 26th May. This will satisfy the needs of UK shareholders who wish to hold share certificates. Currently, UK-based resident shareholders have held shares either through CREST or on the Company's share register in Australia, neither of which provide certificated holdings.

ENDS

About Phosphagenics Limited

Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies encompassing drug delivery, drug enhancement, and active ingredients for the nutraceutical industry (dietary supplements, functional foods and personal care products).

Phosphagenics is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An American Depository Receipts-Level 1 facility has been established in the US with the Bank of New York (PPGNY.PK) for the trading of the Company's shares in the US 'Over the Counter' market. Further information regarding Phosphagenics can be found at www.phosphagenics.com.

For further information please contact:

Phosphagenics Limited:

Australia:
Phosphagenics Limited: Harry Rosen, Managing Director
Telephone: +61 3 9605 5900

United Kingdom:
Northbank Communications: Rowan Minnion
r.minnion@northbankcommunications.com
Telephone: +44 (207) 886 8154


PHOSPHAGENICS

25 May 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics announces positive preclinical trial results for its transdermal insulin formulation

Attached for release to the market is an announcement relating to the Company's preclinical trial results for its transdermal insulin formulation.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\preclinical trials insulin 25 05 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

Phosphagenics announces positive preclinical trial results for its transdermal insulin formulation

Melbourne, VIC, Australia, 25 May 2006, Phosphagenics Limited (ASX: POH) (AIM: PSG) today announced positive results from the preclinical trial of its transdermal insulin delivery technology. The results indicate that Phosphagenics' transdermal carrier, TPM-02, successfully delivered insulin through the skin of non-diabetic pigs, significantly reducing blood glucose concentrations. The formulation is being developed as a novel way to administer insulin to diabetics.

In the study, conducted at Primary Industries Research, Victoria, Australia, the pigs were fasted overnight and received a continuous infusion of dextrose (a form of glucose), 30 minutes after applying TPM-02/insulin to the animals' skin. The concentration of glucose in the blood was tested at regular time intervals. The group that received TPM-02/insulin (6 pigs) had significantly lower ($p=0.005$) blood glucose levels than the control group (7 pigs), thereby indicating the transdermal delivery and subsequent activity of insulin.

The independent principal investigator of the study, Professor Frank Dunshea, Department of Primary Industries, Victoria, said: "The study has successfully demonstrated the ability of TMP-02/insulin to deliver insulin across the skin of pigs at levels sufficient to lower glucose in the blood.

These results are impressive, as the non-diabetic pig model is considered to be robust for both testing the penetration of drugs across skin as well as for determining the efficacy of diabetes therapies: there is typically a close likeness between pigs and humans where transdermal delivery is concerned."

The study was a progression from a similar glucose tolerance study carried out in rats in September 2005. A human Phase I study in healthy volunteers will commence in Q3, 2006, with William Hsu MD, clinical investigator at the Joslin Diabetes Center of Harvard Medical School as a principal investigator.

Dr Hsu commented: "This is an important result. A topical human insulin would be a highly advantageous treatment modality for both Type 1 and Type 2 diabetes."

For further information please contact:

Phosphagenics Limited:
Dr Esra Ogru, Executive Director Research & Development
Telephone: +61 39605 5900 or 0402 080 846

ENDS

Notes to Editors

About Phosphagenics' Transdermal Carrier Technology

Phosphagenics patented transdermal technology is a carrier that utilises existing natural transport mechanisms to "carry" drugs across the skin without disrupting the surface of the skin. In contrast, alternative transdermal technologies either: rely on passive diffusion across skin membranes improving drug penetration with solvents, enhancers or lasers that modify the properties of the outermost layers of the skin; or, use electrical or thermal technologies to "push" drugs through the skin.

Both formulations of the carrier (TPM-01 and TPM-02) have anti-inflammatory and anti-erythema properties which minimise skin irritation, can provide sustained transdermal delivery of drugs and can deliver a range of drugs through the skin. TPM-01 delivers small molecule drugs (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) and TPM-02 delivers both small and large molecule drugs (e.g. insulin, PTH, proteins).

About Diabetes

Diabetes is an illness that occurs as a result of problems with the production and supply of the hormone insulin.

Digested food is turned into glucose, a form of sugar, which is used as the body's energy source. Insulin, which is produced in the pancreas, enables muscles and other tissues to absorb glucose from the bloodstream.

When an individual has diabetes, either the pancreas does not produce the insulin that is needed or the body cannot use its own insulin effectively. As a result, people with diabetes do not use enough of the glucose in the food they eat. This leads to an increase in the amount of glucose in the blood, a condition referred to as "high blood sugar" or "hyperglycaemia". High levels of glucose in the blood can lead to medical complications.

The International Diabetes Foundation (IDF) estimates that direct and indirect healthcare costs associated with diabetes exceed US$153 billion globally. IDF believes that some costs are preventable through disease control and management that decreases the longer term costs of complications, such as blindness and vision impairment, cardiovascular disease and kidney failure. At present there is no cure for diabetes.

The world market for insulin is estimated to be worth more than US$5.5 billion per annum and growing.

About Phosphagenics Limited

Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies encompassing drug delivery, drug enhancement, and active ingredients for the nutraceutical industry (dietary supplements, functional foods and personal care products).

Phosphagenics' shares are listed on the Australian Stock Exchange (ASX: POH) and the Alternative Investment Market of the London Stock Exchange (AIM: PSG). In March 2006 the Company also announced the initiation of a Level 1 American Depository Receipt (ADR) programme in the US with The Bank of New York (PPGNY.PK). This programme will enable the trading of the Company's shares in the US 'Over the Counter' market. Further information regarding Phosphagenics can be found at www.phosphagenics.com.


PHOSPHAGENICS

26 May 2006


SEC MAIL
RECEIVED
PROCESSING
SEP 0 6 2006
WASH, D.C.
213
SECTION

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : PHOSPHAGENICS LIMITED

ANNUAL GENERAL MEETING ("AGM")

ADDRESSES AND PRESENTATIONS

Enclosed for release to the market is a copy of each of the following addresses/presentations to be given at the Company's AGM of shareholders in Melbourne this afternoon:

- Chairman's - Address
- Managing Director's - Address and Presentation
- Executive Director, R&D - Presentation

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\2006 agm addresses

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com


PHOSPHAGENICS

PHOSPHAGENICS LTD
CHAIRMAN'S ADDRESS
TO SHAREHOLDERS
By Associate Professor Andrew Vizard

2005 was a year of significant progress and consolidation for Phosphagenics. I thought it appropriate to start this address by standing back and providing a helicopter view of that progress and the way we seek to maximise the value of the exciting intellectual property that Phosphagenics holds.

(Slide 2)

This slide provides a broad outline of the path that Phosphagenics is pursuing for commercial success: through concept development, project development and into production and distribution.

During 2005 we:

- completed the basic discovery phase for the pharmaceutical division;
- completed proof of concept for our transdermal delivery system, TMP-01 and initiated proof of concept of our drug enhancement platform;
- consolidated our IP protection with 4 provisional patents being filed and four patents granted;
- undertook GRAS compliance for the USA functional food market;

- completed phase 1 clinical trials of our transdermal morphine formulation and initiated preclinical trials on our transdermal insulin formulation;
- determined a manufacturing strategy for our company and, probably most importantly,
- entered into commercial arrangements with significant global companies.

Let me expand on these milestones one at a time

(Slide 3)

Discovery

(Slide 4)

We now have compelling evidence that Phosphagenics patented core technologies have substantial commercial opportunities in a range of pharmaceutical and nutraceutical markets. In particular, during 2005 we bedded down three separate pharmaceutical discoveries.

Firstly, we have discovered a novel drug delivery platform that can deliver a multiplicity drugs safely and conveniently through the skin or improve oral delivery. Secondly, we have discovered a drug enhancement platform, whereby we can improve existing drugs by combining them with our novel compounds. And finally, we have discovered a mechanism to create new drugs by phosphorylation of compounds.

Three quite separate pharmaceutical discoveries, each with very substantial commercial opportunities. The breadth of our discoveries is a fundamental distinguishing feature of Phosphagenics, increasing our opportunities, reducing our risks, that separates us from most other biotech companies. With

increased opportunity comes increased choice. We have chosen, essentially for commercial reasons, to run with the drug delivery platform first, the drug enhancement platform second, whilst leaving the new drug platform in our back pocket for the time being.

(Slide 5)

Proof of concept

(Slide 6)

During 2005, we completed proof of concept of our transdermal drug delivery platform, delivering an array of important drugs such as insulin, parathyroid hormone and morphine.
We also initiated proof of concept of our drug enhancement platform with a successful animal study demonstration of our cardiovascular product, APA-01, targeted for use with cholesterol lowering drugs such as statins, and successful in vitro studies of our anti-cancer agent GTP-085, targeted for use with other anticancer drugs as a combination therapy.

(Slide 7)

IP protection

(Slide 8)

Protecting the intellectual property that we develop is central to our company. Specialist Patent attorneys both in the USA and in Australia have helped develop our strategy. Four provisional patents were filed in 2005 and four patents were granted. Our technologies are currently protected by a family of 22 patents; either granted/pending or submitted, covering three facets:

- **Process** - patents that protect our unique manufacturing process for phosphorylating compounds
- **Compounds** - patents that protect the compounds that we produce from the phosphorylation process and thirdly
- **Use of the compounds** - patents that protect our use of the compounds for treatment of diseases and ailments.

As the slide indicates, protection of intellectual property is an ongoing process. It is something we refuse to skimp on.

(Slide 9)

Regulatory Compliance

(Slide 10)

Regulatory compliance is another significant and ongoing process for Phosphagenics. In particular, during 2005 we undertook all studies required for Generally Regarded as Safe (GRAS) status for our nutraceutical product, tocopheryl phosphate. This will enable the Company to enter the functional food industry in the USA, which we believe to be the most lucrative and applicable part of the nutritional industry for our products. As a result of these efforts, we expect to obtain GRAS approval shortly.

(Slide 11)

Pre Clinical and Clinical Trials

(Slide 12)

During 2005, TPM-01 achieved a world first by successfully delivering sustained therapeutic levels of morphine through the skin in a Phase 1 human clinical trial. We have now commenced a phase 2a trial on the same product.

As well as morphine, we have been busy with pre-clinical and now clinical trials of our transdermal insulin formulation. Your directors see the transdermal delivery of insulin as an especially attractive market for our technology, as there are over 200 million diabetics worldwide and sales of injectable insulin of about US $5 billion annually. May I also say, as a scientist, I am extremely excited by our preclinical results with our transdermal insulin technology. It is a stunning scientific result, which Esra will elaborate on during her address.

(Slide 13)

Manufacturing

(Slide 14)

Your directors have determined that the general route to market for Phosphagenics' pharmaceutical products is through partnering with larger pharmaceutical companies at the appropriate stage in the product's development. However, we have also determined that Phosphagenics will manufacture our base product for use by the various licensees. Accordingly, we commissioned a production plant, expected to be ready by the end of the year.

Manufacturing on top of licensing presents a very attractive financial model for the company, and one that Harry will discuss in more detail.

(Slide 15)

Industry Partnerships

(Slide 16)

A key to our commercial strategy is to join our resources and development capabilities with co-development partners or licensees. We aim to create partnerships with companies that are clear leaders in their sector who can provide us with global reach.

To this effect, late in 2005 Phosphagenics announced that it entered into a development agreement with the ALZA Corporation. ALZA is a name that is not well known in Australia, so I might spend some time explaining what ALZA Corporation is and does. With a research staff of over 800 scientists ALZA is recognised as the world leader in the development of drug delivery-based pharmaceuticals. Founded in 1968, ALZA was purchased by the Johnson and Johnson Corporation in 2001 in a deal that valued ALZA at US$10.5 billion. ALZA technology has been incorporated in 30 commercialised pharmaceutical products marketed in more than 80 countries. It has more than 3,000 US and foreign patents active or pending.

Under the terms of the agreement with Phosphagenics, ALZA is funding tests to determine the feasibility of delivering a number of compounds nominated by ALZA using our patented transdermal delivery system TPM-01. This is an important project for Phosphagenics.

(Slide 17)

More recently, we announced a research agreement with Nestlé Nutrition, a unit of Nestlé S.A. to develop Phosphagenics' Phospha E® for use in Nestlé Nutrition's products. Many people think of Nestlé as simply a chocolate company. It is not. Nestlé is the

world's leading food company, with massive beverage, milk products, prepared dishes and confectionary divisions. It has sales of more than US$70 billion and quarter of a million staff worldwide. Nestlé is a company highly committed to research and development of new nutritional products, spending over US$1 billion annually in R&D. Nestlé Nutrition, the group with which we have signed our agreement, is an autonomous business operation within the Nestlé group that manages and develops the group's core nutrition business, through science-based products and services.

In short, both ALZA and Nestlé are global heavyweights who are recognised as cutting edge, quality corporations in their respective fields. We were pleased that, following substantial due diligence examining the quality of our technology, both companies wished to pursue agreements with us.

We will be actively pursuing and building other industry partnerships during 2006.

(Slide 18)

I will now make some comments about Phosphagenics' financial position. In late 2005 Phosphagenics raised over $11 million by way of placements in the Australian and UK market. It is pleasing to note that the major recipient of the placement was Orbis Global Equity Fund. Orbis has some US$8.5 billion under management, a AAA rating and a record of consistently outperforming the industry average. Orbis now hold about 11% of Phosphagenics' shares.

The successful capital raising, combined with a US$1.25 million income stream from our nutraceutical division enabled us to end the year with very healthy cash reserves of about $13 million. This allowed us to plan for an accelerated R&D program including fast tracking our transdermal insulin program, moving ahead with further human trials of our transdermal morphine product and scaling up our manufacturing capacity.

(Slide 19)

This is the first financial report prepared by Phosphagenics based on the new International Financial Reporting Standards (AIFRS). The adoption of these policies leads to some material differences to the income statement and the balance sheet compared to the income statement and balance sheet prepared under the superseded accounting policies. Two of these policies deserve specific explanation.

You may remember that on 31 December 2004, Phosphagenics acquired all outstanding shares in Vital Health Sciences, in a deal that valued the underlying intellectual property that was purchased at $127 million.

AIFRS requires that this purchase amount, of $127 million, be subject to impairment testing. We therefore engaged independent valuers to carry out a December 2005 estimate of the value of the intellectual property that was purchased the year previously. They estimated that in December 2005, the IP that was purchased was worth $195 million, an increase of $68 million over the course of the year. However, the valuation also indicated that although the

total portfolio had increased substantially in value, some individual patents were deemed to be impaired by a total of $3.9 million, as the development of the products to which they were allocated had been deferred.

Now here's the rub. Under AIFRS, it is only permissible to reduce value when impairment has occurred, and it is not permissible to increase value. Consequently, the company is not able to report IP valued at $195 million, rather it is required to reduce the carrying value by $3.9 million to $123 million. So there is the first AIFRS effect.

The second important change is that, under AIFRS, research expenditures are required to be expensed as they occur. Previously, such expenditures were capitalised. For the 2005 year, the company expensed $3.1 million in research costs.

These two accounting treatments account for $7 million of the $8.5 million loss that we recorded for 2005.

(Slide 20)

At the last AGM I flagged that Phosphagenics was positioning itself globally, rather than restricting itself to Australian market. We are now well down that track.

For example, one of your non-executive directors, Michael Preston, is based in New York. Our scientific advisory board has members from Europe and the USA. We have research programs underway in North America and Europe. Yesterday we announced

that Dr William Hsu, from the world-renowned Joslin Diabetes Centre at Harvard University, will be helping to oversee the our transdermal insulin clinical trial. Our listing on the London Stock Exchange's Alternative Investment Market is also active; during 2005 over 20 million shares were traded. As I mentioned, an international equity fund, Orbis Global, now holds about 11% of Phosphagenics' shares. We opened an over- the-counter depositary receipt program with the bank of New York, which will enable US based individuals and institutions to purchase Phosphagenics' shares with ease.

Your directors see that extending the global reach of Phosphagenics is a key strategic move designed to enhance the long-term value of the company.

(Slide 21)

In summary, during 2005 good progress was made down the road that Phosphagenics is pursuing. We broadened our commercial opportunities, significantly reduced scientific risk and built important industry partnerships.

Let me conclude by thanking the staff and fellow board members for their very considerable and much appreciated efforts during the year.

I shall now ask Harry Rosen, Managing Director of Phosphagenics, to provide you with further details of some of the scientific developments of Phosphagenics and also share with you his thoughts on the outlook for the company.


"Delivering more
For better health & life."

Phosphagenics Limited

Annual General Meeting, 26 May 2006

Chairman
Associate Professor Andrew Vizard


PHOSPHAGENICS

Development Path

Concept Development
Project Development
Produce & Distribute
Steps
Discovery
Proof of Concept
IP Protection
Regulatory Compliance
Preclinical / Clinical Trials
Scale Up
Manufacturing
Marketing & Distribution
Building Industry Partnerships
Funds & Value
Increasing Cost
Increasing Value
Venture Capital
Investors
Partnerships
Licensing


PHOSPHAGENICS

Development Path

Concept Development
Project Development
Produce & Distribute
Steps
Discovery
Proof of Concept
IP Protection
Regulatory Compliance
Preclinical / Clinical Trials
Scale Up
Manufacturing
Marketing & Distribution
Building Industry Partnerships
Funds & Value
Increasing Cost
Increasing Value
Venture Capital
Investors
Partnerships
Licensing


PHOSPHAGENICS

Discovery

1 Novel drug delivery platforms

TPM-01 , TPM-02 - Transdermal and oral

2 Drug enhancement

Improve existing drugs by combining with APA-01 & GTP-0805

3 Phosphorylation

Create new drugs through phosphorylating compounds


PHOSPHAGENICS

Development Path

Concept Development
Project Development
Produce & Distribute
Steps
Discovery
Proof of Concept
IP Protection
Regulatory Compliance
Preclinical / Clinical Trials
Scale Up
Manufacturing
Marketing & Distribution
Building Industry Partnerships
Funds & Value
Increasing Cost
Increasing Value
Venture Capital
Investors
Partnerships
Licensing


PHOSPHAGENICS

Proof of Concept

Drug Delivery

- Animal studies – success in delivering large protein drugs through animal skin e.g. parathyroid hormone, Insulin,
- Human studies – successful phase 1 clinical trial of morphine

Drug enhancement

- Animal studies confirm cardiovascular benefits of APA-01
- In vitro studies indicate anticancer properties of GTP-0805 alone and in combination with other anticancer compounds


PHOSPHAGENICS

Development Path

Concept Development
Project Development
Produce & Distribute
Steps
Discovery
Proof of Concept
IP Protection
Regulatory Compliance
Preclinical / Clinical Trials
Scale Up
Manufacturing
Marketing & Distribution
Building Industry Partnerships
Funds & Value
Increasing Cost
Increasing Value
Venture Capital
Investors
Partnerships
Licensing


PHOSPHAGENICS

IP Protections

Patent activity 2005

- 4 new provisional patents filed in 2005
- 4 patents granted in 2005
  - Recovery of Chroman Derivatives (France, Germany, UK)
  - Modulation of Vitamin Storage (Australia)

Patent portfolio

- 22 patent families (17 PCT and 5 provisional)
- Covering:
  - Phosphorylation process
  - Compounds produced by process
  - Uses of the compounds


PHOSPHAGENICS

Development Path

Concept Development
Project Development
Produce & Distribute
Steps
Discovery
Proof of Concept
IP Protection
Regulatory Compliance
Preclinical / Clinical Trials
Scale Up
Manufacturing
Marketing & Distribution
Building Industry Partnerships
Funds & Value
Increasing Cost
Increasing Value
Venture Capital
Investors
Partnerships
Licensing


PHOSPHAGENICS

Regulatory Compliance

Phospha E™ (tocopheryl phosphate)

- Studies to support USA GRAS (Generally Regarded As Safe)
- Will enable entry into functional foods market in the US

PHOSPHAGENICS

Development Path

Concept Development
Project Development
Produce & Distribute
Steps
Discovery
Proof of Concept
IP Protection
Regulatory Compliance
Preclinical / Clinical Trials
Scale Up
Manufacturing
Marketing & Distribution
Building Industry Partnerships
Funds & Value
Increasing Cost
Increasing Value
Venture Capital
Investors
Partnerships
Licensing


PHOSPHAGENICS

Pre-clinical & Clinical Trials

Transdermal Morphine

- Achieved world first in successfully delivering morphine through human skin
- Sustained therapeutic levels of morphine achieved
- Phase 2a clinical trial now commenced

Transdermal Insulin

- Successful animal pre-clinical studies undertaken

PHOSPHAGENICS

Development Path

Concept Development | Project Development | Produce & Distribute

Steps

- Discovery
- Proof of Concept
- IP Protection
- Regulatory Compliance
- Preclinical / Clinical Trials
- Scale Up
- Manufacturing
- Marketing & Distribution
- Building Industry Partnerships

Funds & Value

- Increasing Cost
- Increasing Value
- Venture Capital — Investors — Partnerships — Licensing


PHOSPHAGENICS

Scale-Up / Manufacturing

Manufacturing to remain with Phosphagenics

- General route to market for products to be through partnering with larger companies
- Phosphagenics will however retain manufacturing of base product

Production plant

- Commissioned new plant and equipment
- Completion expected by end of 2006

PHOSPHAGENICS

Development Path

Concept Development | Project Development | Produce & Distribute

Steps

Discovery

Proof of Concept

IP Protection

Regulatory Compliance

Preclinical / Clinical Trials

Scale Up

Manufacturing

Marketing & Distribution

Building Industry Partnerships

Funds & Value

Increasing Cost

Increasing Value

Venture Capital Investors Partnerships Licensing


PHOSPHAGENICS

Industry Partnerships - Pharmaceutical

ALZA Corporation – Transdermal Platform

- World leader in drug delivery, particularly transdermal delivery
- Member of J&J Group

Development Agreement

- Testing feasibility of delivering drugs nominated by ALZA using Phosphagenics' transdermal technology
- Funded by ALZA


PHOSPHAGENICS

Industry Partnership - Nutraceutical

Nestlé Nutrition – Functional Foods

- World's largest food company
- Agreement signed end of April 2006

Research & Option Agreement

- Collaboration on dose response preclinical study of Phospha E – partly funded by Nestlé
- Human research expected to commence late 2006
- Upon payment of option fee and subject to minimum payments, Nestlé will obtain global exclusive for nutritional food products

Market

- Functional foods - claims for metabolic syndrome (including CVD)


PHOSPHAGENICS

Financial Position

Strong Cash Position

- Raised $A11.25 million (US 8.4) Nov 2005
- Permits acceleration of key development projects

Increased Institutional Investors

- Orbis Global Equity Fund now holds ~11% of shares


PHOSPHAGENICS

Adoption of AIFRS

First time adoption of AIFRS

- Lead to material differences in the income statement and balance sheet
- 2 key changes

1. Intellectual Property

- AIFRS requires impairment testing of acquired intellectual property
- Independent valuation estimated a net increase of $68 M in IP, including a $3.9 M impairment of a specific deferred project
- Impact is impairment of $3.9 M (which cannot be offset by any increase in IP value)

2. Research Expenditure

- AIFRS requires that research expenditures be expensed as they occur instead of capitalised as under previous accounting standards
- Impact is $3.1 M in research costs expensed

These two accounting changes account for $7.0M of 2005 $8.5M loss


PHOSPHAGENICS

Global Positioning

Board

- Non-Executive Director, Michael Preston – based in New York

Scientific Advisory Board

- US and European members

International Scientific Collaborations

- Dr William Hsu, Joslin Diabetes Center, Harvard Medical School
- Co-Investigator for upcoming insulin clinical trials

Capital Markets

- London Stock Exchange AIM listing
- International equity fund – significant shareholder
- US OTC depository receipt program with the Bank of New York

PHOSPHAGENICS

Development Path

Concept Development | Project Development | Produce & Distribute

Steps

- Discovery
- Proof of Concept
- IP Protection
- Regulatory Compliance
- Preclinical / Clinical Trials
- Scale Up
- Manufacturing
- Marketing & Distribution
- Building Industry Partnerships

Funds & Value

- Increasing Cost
- Increasing Value
- Venture Capital — Investors — Partnerships — Licensing


PHOSPHAGENICS

PHOSPHAGENICS LTD
MANAGING DIRECTOR'S ADDRESS TO SHAREHOLDERS
Annual General Meeting 2006
BY HARRY ROSEN

Chairman, Fellow Directors, Ladies and Gentlemen,

It gives me great pleasure to speak to you for the first time as Managing Director of Phosphagenics. Today I would like to briefly review our history, pause in the present and share with you my vision of our future.

(Slide 2)

When we first commenced our research about seven years ago, none of us foresaw what an incredible journey it was going to be. This journey of discovery will continue for a long time to come for our technology is so diverse that we will always have new compounds in development. Although research will always remain an important feature of our company, with the signing of the Alza agreement and - more recently - the Nestle agreement, we are close to commercial success.

Our journey commenced in April 1999 when we took control of a listed PDF company. After assuming control, we changed its name to Vital Capital Ltd, raised $3.2 million and invested in four projects. Of the four, 2 remain active today and not surprisingly, the common thread between these two companies is their inventor, Simon West, a man with whom I have had the pleasure to work with for almost 30 years. The two projects that did not proceed were the invention of others.
Vital Health Sciences Pty Ltd, now a wholly owned subsidiary of Phosphagenics, was formed to produce natural vitamin E from a new source of raw material, palm oil. Simon came up with the idea of phosphorylating the vitamin E in palm oil to enable it to be

concentrated in situ. From this seemingly simple concept, we made many early discoveries including that the body easily absorbed this form of vitamin E; that it was much more efficacious than standard vitamin E; that it is found in many plants, animals and humans and that it could be easily formulated. We therefore changed our initial strategy of becoming a producer of standard vitamin E to focus on this new form of vitamin E.

After discovering that Vitamin E phosphate could easily be absorbed through the skin, Simon speculated that the phosphate of drugs with similar characteristics to Vitamin E could also be administered to humans transdermally, that is, through the skin. This was the rationale for our entry into the pharmaceutical industry and for our initial focus on transdermal delivery. Many scientific discoveries are fortuitous. However, unless there are gifted researchers making sense of inadvertent results, these discoveries are never made. Enter Esra and her small team at Monash. They used our vitamin E phosphate cream to formulate drugs so that they could be applied to animals. Our researchers observed that in some instances standard drugs worked more effectively than directly phosphorlated drugs.

If a drug given to a control group works better than the drug that is being tested, it normally means the end of the project. For us it meant the commencement of an incredible process of discovery that has the potential of making Phosphagenics a leading International biotechnology company. Our discovery was that vitamin E phosphate could be used to carry many drugs through the skin utilizing the body's own mechanisms in a manner that was non invasive and that caused no irritation whatsoever.

This discovery was made by our researchers at Monash University in 2002 and we have come a long way since that time. Today, our march towards success continues at a frantic pace. From a small laboratory at Monash with a few people, we now have 15 people in research. We have collaborations with Professor Jialal at U.C Davis, Sacramento; Professor Azzi at Tufts University, Boston; the Department of Primary Industry, Werribee; the Department of Pharmacology, Monash University and more recently the Joslin Diabetes Centre, Harvard University. We have entered into commercial arrangements with the world's largest food company,

Nestle, the world's largest transdermal delivery company Alza, a part of the J and J group, and with ISP and Zila. We are in active discussions with several pharmaceutical and cosmetic companies that may lead to either or both licensing arrangements and joint developments.

(Slide 3)

We recognize that because our technologies are so diverse, we will never develop all the potential products that our technologies are capable of producing. As such, for transdermal and oral applications, our strategy will not only be to develop our own compounds but also to enter into joint collaborations. For other routes of administration, such as inhalation, where we have no in-house expertise, our strategy will be to only co-develop these products. For those who have never heard us speak about other forms of drug administration besides transdermal, this may come as somewhat of a surprise. So let be unambiguous. We firmly believe that our platform technologies have applications to all forms of administration such as oral, inhalation, transdermal, intravenous and the like. Indeed it is our view that the transdermal route is merely the tip of our drug delivery system.

Our Chairman, Andrew Vizard, a scientist, addressed this meeting on commercial matters, so it is only fitting that I, as a lawyer, address you on scientific ones.

Today our technologies consist essentially of three parts. The first two parts utilize the characteristics of our vitamin E to deliver many hundreds of compounds to humans. The first part was discovered in 2002. This invention relies on a chemical association between Vitamin E phosphate and many compounds. Using morphine as an example and referring to the slide **(Slide 4)**, you can see the way morphine attaches to the vitamin E phosphate. This mixture is then applied to the skin and the body, using a receptor mechanism, absorbs the vitamin E phosphate. The morphine is literally carried through the skin because it is attached to the vitamin E and is then separated by enzymes once it enters the systemic circulation. The morphine is now free to do its job. This technology has application to around 300 compounds and is effective for small molecules.

In late 2005, our R&D team made another important discovery based on the unique characteristics of vitamin E phosphate. They were able to produce spheres that could carry drugs into the body by all routes of administration. The outer layer of the sphere is formed by vitamin E phosphate. The drug is entrapped inside the sphere. We can control the size of the spheres. **(Slide 5)** Our spheres are malleable and can therefore go through tight junctions. **(Slide 6)** We can control the stability of the vitamin E outer layer. By varying the size and the stability of the spheres we can control the rate of diffusion, that is, the speed at which drugs enter the body. We can even make the spheres so large that they remain within the skin thereby delivering cosmetic actives that normally cannot get through the upper layer of the skin. This is a remarkable technology that will be used in many of our future applications. We are unaware of any other technology that can control the size of spheres or their stability. This technology has application to large molecules and has been successfully used to deliver insulin.

The third technology involves the direct phosphorylation of drugs which result in an increase of its bioavailability and efficacy. We have put this patented technology in our back pocket where it will remain for several years to come.

For all of you who have come along our journey, I thank you very much. You have witnessed some great discoveries that are not yet fully recognized or understood by the investment community and are certainly not yet reflected in our share price. Although I do not have a crystal ball, I would like to share with you my vision of the future of our company in say five years from now on the basis that our technology stands up to the test of time.

In 2011 we will be both a discoverer of drugs and a producer and formulator of products. We will have many drugs in development both on our own and jointly with other pharmaceutical companies. These joint developments may start as early as this year with companies of various sizes but always with companies that have expertise in an area that we would like to develop. Our products will have application to all routes of administration with oral products potentially being our largest division. In five years it is quite feasible that we may have sold

or spun off a division of the company. I have no idea how large our biotechnology division will be but if we meet our expectations, it will be very large indeed. Some of you may very well have already factored our drug potential into your thinking. I dare say that none of you would have factored in our production potential. Let me share this with you.

(Slide 7)

We believe that by 2011 we will produce around 750 tons of vitamin E phosphate. Although it is a remarkable vitamin, over 70% of our product will be used for delivering drugs and not for its efficacy as an active nutritional compound. The largest market for our compound in nutritional application will be in foods. Not so long ago, our short term future was linked very closely with dietary supplements but this is no longer so. With our recent discovery of the nanosphere technology our emphasis has shifted to delivery systems. As such the nutritional area will play a decreasing role in our strategy. To give you an indication of the value of our future production, Vitamin E phosphate currently sells at around $250 per kg. It will attract a much higher premium as a delivery mechanism both in the pharmaceutical and cosmaceutical industries. Our capital costs for the construction of a plant to produce these quantities will be low. The plant we are currently constructing in Melbourne, and which is designed to produce around 100 tons per annum, will cost less than half a million dollars to build.

Our employees have enthusiastically accepted the many challenges before them to become part of an impressive research and commercial team that is committed and determined to ensure Phosphagenics' success as a major international biotechnology company. I wish to thank them all for a great and productive year.

I thank you for your patience as investors in our company and for your attendance today.


"Delivering more
For better health & life."

Phosphagenics Limited

Annual General Meeting, 26 May 2006

Managing Director
Harry Rosen

This presentation contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.


PHOSPHAGENICS

Major historical milestones

April 1999
- Takeover of listed PDF
  Name change to Vital Capital Ltd
- Raise $3.2 M
- Vital Health Sciences (VHS) one of 4 projects invested

VHS aim to produce natural vitamin E from a new raw source – process involved phosphorylating vitamin E

May 2001

VHS discovered vitamin E phosphates are:
- more readily absorbed by body
- More efficacious
- Present in animals and humans

Technology more valuable than just another source of natural vitamin E

Dec 2001

Discover phosphorylating drugs improves absorption **BUT**…

Aug 2002

…formulating with tocopheryl phosphate carrier (TPM-01) works as well or better

…applicable to **many drugs**

Jan/Feb 2004
- Change name to Phosphagenics
- Spin out other investments

Dec 2004
- VHS becomes wholly owned subsidiary
- Relinquish PDF status

Jun 2005

TPM-02 – nanospheres discovered

…applicable to **wider range of drugs, <u>including large molecule</u>** drugs e.g. Insulin


PHOSPHAGENICS

Pharma Development Strategy

- Opportunities for POH delivery technology too many for POH to develop alone

Expertise In-House → **POH Develops**

- E.g. Transdermal, Oral
- Maximise value internally prior to out-licensing or partnering

Expertise External → **Co-Development**

- E.g. Inhalation, Nasal
- Leverage resources of partners

PHOSPHAGENICS

TPM-01 Drug Delivery Technology



weak interaction between morphine & phosphate
Morphine
Phosphate
Alpha-Tocopherol
(Vitamin E)
N—CH3
HO
O
OH


PHOSPHAGENICS

TPM-02 - Nanosphere carriers

- The size of the TPM-02 nanospheres can be tightly controlled and formulated in a range of sizes - from nanometers to microns in diameter

Nanospheres photographed using Fluorescence Microscopy




PHOSPHAGENICS

TPM-02 - Transdermal

TPM-02 allows drugs to penetrate to deep skin layers & systemic circulation without disrupting the skin surface

- Due to softness and malleability
  - Stable and less likely to reside in upper skin layers (stratum corneum and epidermis)
  - Bend and change shape to pass through tight junctions between skin cells


EPIDERMIS
DERMIS
SUBCUTANEOUS
1
2
3

PHOSPHAGENICS

Tocopheryl Phosphates – Estimated Requirements

Estimated Global Metric Ton/Year of Tocopheryl Phosphate Production

	2011	2012
Supplements		
Phospha E	90	140
Food Fortification		
Phospha E	95	300
Personal Care		
Vital ET	20	50
Cosmetics Carrier	50	100
Pharmaceuticals Drug Delivery		
Insulin Delivery (Insulin)	200	700
Other Delivery (Morphine, Antipsychotic etc)	300	600
TOTAL[1]	**755**	**1890**

> 70% of production expected to be for delivery of other compounds

1. Does not include use as enhancer for nutritional active or non-delivery pharmaceutical products (e.g. APA-01 etc)


"Delivering more
For better health & life."

Phosphagenics Limited
Annual General Meeting

Transdermal Delivery of Insulin
Dr Esra Ogru, Executive Director, R&D


PHOSPHAGENICS

About Diabetes

- Diabetes is a syndrome characterized by abnormal insulin secretion or a decrease in response of tissues to insulin (resistance)
  - Elevated blood glucose levels,
  - Altered lipid, protein and carbohydrate metabolism
- There are two types of diabetes:
  - Type I: (juvenile onset)
  - Type II (adult onset)
- Type II is most common


PHOSPHAGENICS

About Diabetes

- There are 18.2 million diabetics in America, 16.9 million (93%) of whom are Type II
- There are more than 194 million diabetics worldwide
- Diabetes is increasing in frequency in the US and Europe as the population ages and becomes more obese
- This growing market makes diabetes treatments an increasingly attractive focus area of the pharmaceutical industry


PHOSPHAGENICS

Insulin Therapies

- Short acting and long acting insulin formulations available (tablet, pump or injection)


Insulin Injection
Insulin Pump
Catheter
Fat
Insulin
Skin
Dosage instructions are entered into the pump's small computer and the appropriate amount of insulin is then injected into the body in a calculated, controlled manner
Insulin pump


PHOSPHAGENICS

Insulin Therapies

- Exubera™, the inhaled insulin developed by Pfizer and Sanofi-Aventis
- Exubera™ will be the first non-injectable insulin product available
- Targets short-acting insulin market segment




PHOSPHAGENICS

Benefits of Alternatives to Injections

- Many Type II diabetics are reluctant to commence injection based therapy and therefore exhibit poor compliance with therapy
- There is significant unmet need for non-injectable insulin products: e.g. Inhaled and Transdermal
- A transdermal insulin product would:
  - avoid the safety concerns of inhaled insulin
  - be more discrete & patient friendly than an inhalation device or injections


PHOSPHAGENICS

Transdermal Insulin



Insulin



TPM-02 nanosphere technology


PHOSPHAGENICS

Transdermal Insulin – Rat Studies

- Positive results from glucose tolerance tests in rats after topical application of TPM-02/insulin


Average blood glucose following treatment with transdermal LISPRO
Average blood glucose (mmol/L)
12
11.5
11
10.5
10
9.5
9
8.5
8
7.5
7
6.5
6
5.5
5
4.5
4
Treatment
Glucose
Control - TPM-02
Treated - TPM-02/ LISPRO
0
25
50
75
100
125
Time (min)


PHOSPHAGENICS

Transdermal Insulin – Pig Study

- Pigs are an excellent model for studying human diseases such as diabetes, obesity, hyperdyslipidemia
- The skin of pigs has similar properties to human skin and as such the pig is an excellent model for studying dermal delivery of pharmacological agents
- TPM-02/Insulin significantly lowered the blood glucose levels in animals, thereby indicating the effective transdermal delivery and subsequent activity of insulin
- Results very positive, as the pigs in this study were non-diabetic (n=6 treatment, n=7 control, p=0.005)




PHOSPHAGENICS

TPM-02/Insulin – potential market position

- Provides sustained insulin levels, and hence is aimed at the <u>long acting</u> segment of the market
- Avoids safety concerns of inhaled insulin
- More discrete and patient friendly than injections or inhalation device


PHOSPHAGENICS

Next Steps

- Phase 1 human study
  - Planned commencement - mid July 2006


"Delivering more
For better health & life."

Thank You


PHOSPHAGENICS


PHOSPHAGENICS

26 May 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir



re : ANNUAL GENERAL MEETING ("AGM")
RESULT OF RESOLUTIONS

At the AGM of the shareholders of Phosphagenics Limited held in Melbourne today the resolutions as set out in the Notice of Meeting dated 21 April 2006 were each carried by the required majority on a show of hands.

As a result, shareholders resolved:

- to adopt the Remuneration Report;
- to re-elect a Director – Dr I G Pattison;
- to elect a Director – Dr E Ogru;
- to ratify placements of shares; and
- to adopt a new Constitution

A table detailing the results of the voting, by resolution, inclusive of the proxy voting is attached.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\results agm 26 05 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Phosphagenics Limited
Annual General Meeting 26 May 2006

SUMMARY OF VOTING

	Adoption of the Remuneration Report		Re-elect Dr I G Pattison		Elect Dr E Ogru		Ratify Placements of Shares		Adopt a New Constitution	
Type of Resolution	ORDINARY		ORDINARY		ORDINARY		ORDINARY		SPECIAL	
Carried By	Show of Hands		Show of Hands		Show of Hands		Show of Hands		Show of Hands	
PROXY VOTING										
No. of Valid Proxy Forms	365		365		365		365		365	
	Shares	**Proxy Forms**	**Shares**	**Proxy Forms**	**Shares**	**Proxy Forms**	**Shares**	**Proxy Forms**	**Shares**	**Proxy Forms**
FOR	215,786,580	245	216,464,678	279	216,608,136	278	174,977,404	252	215,204,103	247
OPEN	59,286,822	72	59,293,727	73	59,296,727	74	58,855,422	43	60,547,627	96
AGAINST	441,625	28	230,367	8	81,609	7	587,451	27	68,254	5
Sub Total	275,515,027	345	275,988,772	360	275,986,472	359	234,420,277	322	275,819,984	348
ABSTAINING/ EXCLUDED	3,994,027	20	3,520,907	5	3,523,207	6	45,089,402	43	3,689,695	17
Total	279,509,679	365	279,509,679	365	279,509,679	365	279,509,679	365	279,509,679	365

p\asx\results agm 26 05 06


PHOSPHAGENICS

30 May 2006



The Manager
Company Announcements Office
The Australian Stock Exchange Limited

by electronic lodgement

Dear Sir

re : Phosphagenics Limited

New Constitution

As advised on 26 May 2006, the shareholders of Phosphagenics Limited at the Annual General Meeting ("AGM") held on that day, by special resolution, resolved to adopt a new Constitution.

Attached for release to the market is a copy of the Constitution as tabled and adopted at the AGM.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\new constitution 30 05 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

CONFIRMED AS A TRUE COPY OF THE CONSTITUTION, OF 46 PAGES, PUT TO AND ADOPTED BY A SPECIAL RESOLUTION OF SHAREHOLDERS AT THE ANNUAL GENERAL MEETING OF PHOSPHAGENICS LIMITED HELD ON FRIDAY 26 MAY 2006

M Garbutt, Company Secretary

Constitution

Phosphagenics Limited ABN 32 056 482 403



MinterEllison
LAWYERS

RIALTO TOWERS, 525 COLLINS STREET, MELBOURNE VIC 3000, DX 204 MELBOURNE
TEL: +61 3 8608 2000 FAX: +61 3 8608 1000
www.minterellison.com

Constitution of Phosphagenics Limited

Preliminary

1. Defined terms

1.1 In this Constitution:

Alternate Director means a person appointed as an alternate director under clause 68.

ASTC means ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.

ASTC Settlement Rules means the operating rules of ASTC.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691.

ASX Listing Rules means the listing rules of ASX and any other rules of ASX applicable to the Company or the Shares while the Company is admitted to the Official List, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Auditor means the Company's auditor.

Business Day has the same meaning as in the ASX Listing Rules.

CHESS Holding has the same meaning as in the ASTC Settlement Rules.

Company means Phosphagenics Limited 32 056 482 403.

Constitution means the constitution of the Company as amended from time to time.

Corporations Act means the *Corporations Act 2001* (Cth) as amended or replaced from time to time and includes any regulations made under that Act and any exemption or modification to that Act applying to the Company.

CS Facility Rules means the operating rules of an applicable CS facility licensee.

Director means a person appointed to the position of a director of the Company and where appropriate, includes an Alternate Director.

Directors means all or some of the Directors acting as a board.

Dividend includes bonus.

Executive Director has the meaning given by clause 75.2.

Issuer Sponsored Holding has the same meaning as in the ASTC Settlement Rules.

Managing Director means a Director appointed as managing director under clause 75.1.

Marketable Parcel has the same meaning as in the business rules of ASX in force from time to time.

Member means a person who is a member of the Company under the Corporations Act.

Non-Executive Director means a Director who is not an Executive Director.

Non-Marketable Parcel means a parcel of securities that is less than a Marketable Parcel.

Register means the register of Members of the Company.

Representative means a person appointed by a Member to act as its representative under clause 53.1.

Restricted Securities has the same meaning as in the ASX Listing Rules.

Seal means the Company's common seal.

Secretary means any person appointed by the Directors to perform any of the duties of a secretary of the Company and if more than one person is appointed, any one or more of such persons.

Shares means shares in the share capital of the Company.

1.2 In this Constitution, except where the context otherwise requires, an expression in a clause of this Constitution has the same meaning as in the Corporations Act. Where the expression has more than one meaning in the Corporations Act and a provision of the Corporations Act deals with the same matter as a clause of this Constitution, that expression has the same meaning as in that provision.

2. Interpretation

2.1 In this Constitution, except where the context otherwise requires:

(a) the singular includes the plural and vice versa, and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this Constitution, and a reference to this Constitution includes any schedule or annexure;

(d) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e) a reference to **A$**, **$A**, **dollar** or **$** is to Australian currency; and

(f) the meaning of general words is not limited by specific examples introduced by **including**, **for example** or similar expressions.

2.2 Headings are for ease of reference only and do not affect interpretation.

2.3 The Corporations Act prevails over any inconsistency with:

(a) this Constitution;

(b) the ASX Listing Rules; and

(c) the CS Facility Rules.

2.4 Before the Company is Listed, a provision of this constitution subject to or in any way restricted by the ASX Listing Rules or the CS Facility Rules is construed as if it were not subject to or restricted by the ASX Listing Rules or the CS Facility Rules.

3. Replaceable rules

The provisions of the Corporations Act that apply to certain companies as replaceable rules are displaced by this Constitution in their entirety and do not apply to the Company.

Shares

4. Rights

Subject to this Constitution and to the terms of issue of Shares, all Shares attract the following rights:

(a) the right to receive notice of and to attend and vote at all general meetings of the Company;

(b) the right to receive dividends; and

(c) in a winding up or a reduction of capital, the right to participate equally in the distribution of the assets of the Company (both capital and surplus), subject to any amounts unpaid on the Share and, in the case of a reduction, to the terms of the reduction.

5. Issue of Shares

5.1 Subject to the Corporations Act, the ASX Listing Rules and this Constitution, the Directors may issue and allot, or dispose of, Shares:

(a) on terms determined by the Directors;

(b) at the issue price that the Directors determine; and

(c) to Members whether in proportion to their existing shareholdings or otherwise, and to such other persons as the Directors may determine.

5.2 The Directors' power under clause 5.1 includes the power to:

(a) grant options over unissued Shares;

(b) issue and allot Shares:

(i) with any preferential, deferred or special rights, privileges or conditions;

(ii) with any restrictions in regard to dividend, voting, return of capital or otherwise;

(iii) which are liable to be redeemed;

(iv) which are bonus Shares for whose issue no consideration is payable to the Company; or

(v) which have any combination of the characteristics described in clauses 5.2(b)(i) to 5.2(b)(iv) inclusive.

6. Commission and brokerage

Any brokerage or commission which may be paid by the Company may be made in cash, by the issue and allotment of Shares, or the issue of debentures, or by a combination of any of those methods.

7. Trusts not recognised

7.1 Except as required by law, the CS Facility Rules or as otherwise provided by this Constitution, the Company will not recognise any person as holding a Share on trust and the Company will not be

bound to recognise any equitable, contingent, future or partial interest or any other right in respect of a Share except the registered holder's absolute right of ownership.

7.2 This clause 7 applies even if the Company has notice of the relevant trust, interest or right.

8. Joint holders

8.1 If two or more persons are registered as the holders of a Share, they are taken to hold the Share as joint tenants with benefit of survivorship and the person whose name appears first on the Register is the only joint holder entitled to receive notices from the Company.

8.2 Any one of the joint holders of a Share may give an effective receipt for any dividend or return of capital payable to the joint holders.

8.3 The Company is entitled to and in respect of CHESS Holdings, must:

(a) record the names of only the first three joint holders of a Share on the Register;

(b) regard the three joint holders of a Share appearing first on the Register as the registered holders of that Share to the exclusion of any other holders; and

(c) disregard the entitlement of any person to be registered on the Register as a holder if the name of the person would appear on the Register after the first three holders for that Share.

9. Share certificates

9.1 The Directors will not, unless they determine otherwise or the ASX Listing Rules require, issue a certificate to a Member for any Shares registered in the Member's name or record any holding as held on a certificated subregister.

9.2 Any certificate for Shares must be issued and despatched in accordance with the Corporations Act, the ASX Listing Rules and the CS Facility Rules.

9.3 Subject to the ASX Listing Rules, the Directors may in their absolute discretion elect whether to maintain a certificated subregister for any class of Shares.

9.4 Subject to the ASX Listing Rules and the CS Facility Rules, Shares may be held on any subregister maintained by or on behalf of the Company or on any branch register kept by the Company.

9.5 The Directors may order worn out or defaced certificates to be cancelled and, if necessary, replaced by new certificates.

10. Class meetings

10.1 The rights attached to any class of Shares may be varied in accordance with the Corporations Act.

10.2 The provisions of this Constitution relating to general meetings apply, with necessary changes, to a meeting of a class of Members holding Shares in that class as if it was a general meeting except that:

(a) a quorum is two persons holding or representing by proxy, attorney or Representative not less than 5% of the Shares of the class or, if there is one holder of Shares in the class, that holder or a proxy, attorney or representative of that holder; and

(b) any five holders, or holders of Shares of the class present in person or by proxy, attorney or Representative who can vote not less than 5% of all votes held by Members of that class, may demand a poll.

11. Non-marketable parcels

11.1 If one or more Members hold less than a Marketable Parcel of Shares, the Directors may invoke the procedure for the sale of Shares under this clause 11 (**Procedure**).

11.2 To invoke the Procedure, the Directors must give each Member (or each Member whose Shares are not held in a CHESS Holding) who holds less than a Marketable Parcel of Shares (**Eligible Member**) written notice (**Notice of Divestiture**) that complies with this clause 11.

11.3 A Notice of Divestiture given to a Member must:

(a) state that the Shares referred to in the Notice of Divestiture are liable to be sold in accordance with the Procedure if the Member does not advise the Company before a specified date (**Relevant Date**) that the Member wishes to keep those Shares; and

(b) if the Member holds Shares in a CHESS Holding, contain a statement to the effect that if those Shares remain in a CHESS Holding after the Relevant Date, the Company may, without further notice, move those Shares from the CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding for the purposes of divestment by the Company in accordance with the Procedure.

11.4 The Relevant Date must be six weeks or more after the date that the Notice of Divestiture is sent.

11.5 A copy of a Notice of Divestiture must be given to any other person required by the CS Facility Rules.

11.6 If an Eligible Member on whom a Notice of Divestiture has been served, wants to keep the Shares referred to in the Notice of Divesture, the Eligible Member must give the Company written notice before the Relevant Date, advising the Company that the Member wants to keep those Shares in which event the Company will not sell the Shares.

11.7 If an Eligible Member on whom a Notice of Divestiture has been served does not give the Company written notice before the Relevant Date advising the Company that the Eligible Member wants to keep the Shares referred in the Notice of Divestiture, the Company may:

(a) if the Member holds those Shares in a CHESS Holding, move those Shares from the CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) in any case, sell those Shares in accordance with the Procedure,

but only if the Shares held by the Eligible Member on the Relevant Date is less than a Marketable Parcel.

11.8 Any Shares which may be sold under this clause 11 may be sold on the terms, in the manner (whether on-market, by private treaty, through a share sale facility established by, on behalf or, or at the request of the Company, or otherwise) and at the time or times determined by the Directors and, for the purposes of a sale under this clause 11, each Eligible Member:

(a) appoints the Company as the Eligible Member's agent for sale;

(b) authorises the Company to effect on the Eligible Member's behalf a transfer of the Shares sold and to deal with the proceeds of the sale of the Shares in accordance with clause 11.10;

(c) appoints the Company, it's Directors and the Secretary jointly and severally as the Eligible Member's attorneys to execute an instrument or take other steps, in the Eligible Member's name and on the Eligible Member's behalf, as they or any of them may consider appropriate to transfer the Shares sold; and

(d) authorises each of the attorneys appointed under clause 11.8(c) to appoint an agent to do a thing referred to in clause 11.8(c).

11.9 The title of the transferee to Shares acquired under this clause 11 is not affected by an irregularity or invalidity in connection with the sale of Shares to the Transferee.

11.10 The proceeds of any sale of Shares under this clause 11 less any unpaid calls and interest (**Sale Consideration**) will be paid to the relevant Member or as that Member may direct.

11.11 The Company will hold the Sale Consideration in trust for the Member whose Shares are sold under this clause and will forthwith notify the Member in writing that the Sale Consideration in respect of the Member's Shares has been received by the Company and is being held by the Company pending instructions from the Member as to how it is to be dealt with. If the Member has been issued with a share certificate or certificates, the Member's instructions, to be effective, must be accompanied by the share certificate or certificates to which the Sale Consideration relates or, if the certificate or certificates has or have been lost or destroyed, by a statement and undertaking under subsection 1070D(5) of the Corporations Act.

11.12 Subject to the Corporations Act, the Company or the purchaser will bear all costs, including brokerage and stamp duty, associated with the sale of any Shares under this clause.

11.13 The Procedure may only be invoked once in any 12 month period after its adoption or renewal.

11.14 If the Procedure has been invoked and there is an announcement of a takeover bid for Shares, no more sales of Shares may be made under this clause 11 until after the close of the offers made under the takeover. The Procedure may then be invoked again.

Calls

12. General

12.1 Subject to the Corporations Act and the terms on which partly paid Shares are issued, the Directors may make calls on the holders of the Shares for any money unpaid on them.

12.2 A call is made when the resolution of the Directors authorising it is passed.

12.3 The Directors may revoke or postpone a call before its due date for payment.

12.4 The Directors may require a call to be paid by instalments.

12.5 The Company must comply with the Corporations Act and the ASX Listing Rules in relation to the dispatch and content of notices to Members on whom a call is made.

12.6 A Member to whom notice of a call is given in accordance with this clause 12 must pay to the Company the amount called in accordance with the notice.

12.7 Failure to send a notice of a call to any Member or the non-receipt of a notice by any Member does not invalidate the call.

12.8 Joint holders of Shares are jointly and severally liable to pay all calls in respect of their Shares.

13. Instalments and amounts which become payable

If:

(a) the Directors require a call to be paid by instalments; or

(b) an amount becomes payable by the terms of issue of Shares on allotment, or at a time or in circumstances specified in the terms of issue,

then:

(c) every instalment or the amount payable under the terms of issue is payable as if it were a call made by the Directors and as if they had given notice of it; and

(d) the consequences of late payment or non-payment of an instalment or the amount payable under the terms of issue are the same as the consequences of late payment or non-payment of a call.

14. Interest and expenses

If an amount called is not paid on or before the due date, the person liable to pay the amount must also pay:

(a) interest on the amount from the due date to the time of actual payment at a rate determined by the Directors (not exceeding 20% per annum); and

(b) all expenses incurred by the Company as a consequence of the non-payment,

but the Directors may waive payment of the interest and expenses in whole or in part.

15. Recovery of amounts due

On the hearing of any action for the recovery of money due for any call, proof that:

(a) the name of the person sued was, when the call was made, entered in the Register as a holder or the holder of Shares in respect of which the call was made;

(b) the resolution making the call is duly recorded in the Directors' minute book; and

(c) notice of the call was given to the person sued,

will be conclusive evidence of the debt.

16. Differentiation

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

17. Payment of calls in advance

17.1 The Directors may accept from a Member the whole or part of the amount unpaid on a Share before the amount accepted has been called.

17.2 The Company may:

(a) pay interest on any amount accepted, until the amount is payable under a call and at a rate (not exceeding 20% per annum) agreed between the Member and the Directors; and

(b) subject to any contract between the Company and the Member, repay all or any of the amount accepted in excess of the amount called on the Share.

17.3 Payment of an amount in advance of a call does not entitle the paying Member to any:

(a) dividend, benefit or advantage, other than the payment of interest under this clause 17; or

(b) voting right,

to which the Member would not have been entitled if it had paid the amount when it became due.

Lien and forfeiture

18. Lien

18.1 To the extent permitted by the ASX Listing Rules, the Company has a first and paramount lien on every partly paid Share and dividends payable in respect of the Share for all money:

(a) due and unpaid to the Company at a fixed time, in respect of the Share;

(b) presently payable by a holder or the holder of the Share, or the holder's estate, to the Company in respect of the Share; or

(c) which the Company is required by law to pay (and has paid) in respect of the Share.

18.2 The lien extends to reasonable interest and expenses incurred because the amount is not paid.

18.3 If any law for the time being of any country, state or place imposes or purports to impose an immediate or contingent liability on the Company to make any payment or authorises a taxing authority or Government official to require the Company to make payment in respect of Shares or dividends or other moneys accruing due to the Member who holds the Shares:

(a) the Member or, if the Member is deceased, the Member's legal personal representative, indemnifies the Company in respect of any such payment or liability; and

(b) subject to the Corporations Act and the ASX Listing Rules, the Company:

(i) has a lien on the Shares and dividends and other moneys payable in respect of the Shares, whether the Shares are held by the Member solely or jointly with another person in respect of any payment made or liability incurred by the Company, together with reasonable expenses and interest on any payment made by the Company at a rate to be fixed by the Directors not exceeding 20% per annum from the date of payment by the Company to the date of repayment by the Member;

(ii) may set off amounts so paid by the Company against amounts payable by the Company to the Member as dividends or otherwise; and

(iii) may recover as a debt due from the Member or its legal personal representative the amount of all payments made by the Company together with reasonable expenses and interest at the rate and for the period referred to in clause 18.3(b)(i).

18.4 The Company may do all things which the Directors think necessary or appropriate to do under the ASX Listing Rules and the CS Facility Rules to enforce or protect the Company's lien.

18.5 Unless the Directors determine otherwise, the registration of a transfer of a Share operates as a waiver of the Company's lien on the Share.

18.6 The Directors may declare a Share to be wholly or partly exempt from a lien.

19. Lien sale

If:

(a) the Company has a lien on a Share for money presently payable;

(b) the Company has given the Member or the Member's executors or administrators (as the case may be) holding the Share written notice demanding payment of the money; and

(c) that Member fails to pay all of the money demanded,

then 14 or more days after giving the notice, the Directors may, if the ASX Listing Rules permit, sell the Share in any manner determined by them.

20. Forfeiture notice

20.1 The Directors may at any time after a call or instalment becomes payable and remains unpaid by a Member, serve a notice on the Member requiring the Member to pay all or any of the following:

(a) the unpaid amount;

(b) any interest that has accrued; and

(c) all expenses incurred by the Company as a consequence of the non-payment.

20.2 The notice under clause 20.1 must:

(a) specify a day (not earlier than 14 days after the date of the notice) on or before which the payment required by the notice must be made; and

(b) state that if a Member does not comply with the notice, the Shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

21. Forfeiture

21.1 If a Member does not comply with a notice served under clause 20, then any or all of the Shares in respect of which the notice was given may be forfeited under a resolution of the Directors.

21.2 Unpaid dividends in respect of forfeited Shares will also be forfeited.

21.3 On forfeiture, Shares become the property of the Company and forfeited Shares must be:

(a) if the ASX Listing Rules permit, sold, disposed of, or cancelled on terms determined by the Directors; or

(b) offered by public auction in accordance with any requirements of the ASX Listing Rules.

21.4 The Directors may, at any time before a forfeited Share is sold, disposed of or cancelled, annul the forfeiture of the Share on conditions determined by them.

21.5 Promptly after a Share has been forfeited:

(a) notice of the forfeiture must be given to the Member in whose name the Share was registered immediately before its forfeiture; and

(b) the forfeiture and its date must be noted in the Register.

21.6 Omission or neglect to give notice of or to note the forfeiture as specified in clause 21.5 will not invalidate a forfeiture.

22. Liability of former Member

22.1 The interest of a person who held Shares which are forfeited is extinguished but subject to the ASX Listing Rules, the former Member remains liable to pay:

(a) all money (including interest and expenses) that was payable by the Member to the Company at the date of forfeiture in respect of the forfeited Shares; and

(b) interest from the date of forfeiture until payment of the money referred to in clause 22.1(a), of this clause at a rate determined by the Directors (not exceeding 20% per annum).

22.2 A former Member's liability to the Company ceases if and when the Company receives payment in full of all money (including interest and expenses) payable by the former Member in respect of the Shares. The liability may only be released or waived in accordance with the ASX Listing Rules.

23. Disposal of Shares

23.1 The Company may:

(a) receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share, or a Share sold under a lien sale; and

(b) effect a transfer of the Share in favour of a person to whom the Share is sold or disposed of.

23.2 The purchaser of the Share:

(a) is not bound to check the regularity of the sale or the application of the purchase price;

(b) obtains title to the Share despite any irregularity in the sale; and

(c) will not be subject to complaint or remedy by the former holder of the Share in respect of the purchase.

23.3 A statement signed by a Director and the Secretary that the Share has been regularly forfeited and sold or reissued or regularly sold without forfeiture to enforce a lien, is conclusive evidence of the matters stated as against all persons claiming to be entitled to the Share.

23.4 Subject to the terms on which a Share is on issue, the net proceeds of any sale made to enforce a lien or on forfeiture must be applied by the Company in the following order:

(a) in payment of the costs of the sale;

(b) in payment of all amounts (if any) secured by the lien or all money (if any) that was payable in respect of the forfeited Share; and

(c) where the Share was forfeited under clause 21.1, in payment of any surplus to the former Member whose Share was sold.

Transfer of Shares

24. General

24.1 Subject to this Constitution, a Member may transfer Shares held by that Member.

24.2 Subject to clause 24.3, Shares may be transferred by:

(a) a written transfer instrument in any usual or common form; or

(b) any other form approved by the Directors.

24.3 The Company may participate in any computerised or electronic system for market settlement, securities transfer and registration conducted in accordance with the Corporations Act, the ASX Listing Rules and the CS Facility Rules, or corresponding laws or securities exchange rules in any other country.

24.4 If the Company participates in a system of the kind described in clause 24.3, then despite any other provision of this Constitution:

(a) Shares may be transferred, and transfers may be registered, in any manner required or permitted by the ASX Listing Rules or the CS Facility Rules (or corresponding laws or securities exchange rules in any other country) applying in relation to the system;

(b) the Company must comply with and give effect to those rules; and

(c) the Company may, in accordance with those rules, decline to issue certificates for holdings of Shares.

24.5 A written transfer instrument must be:

(a) executed by the transferor or (where the Corporations Act permits) stamped by the transferor's broker;

(b) unless the Directors decide otherwise in the case of a fully paid Share, executed by the transferee or (where the Corporations Act permits) stamped by the transferee's broker; and

(c) in the case of a transfer of partly paid Shares, endorsed or accompanied by an instrument executed by the transferee or by the transferee's broker to the effect that the transferee agrees to accept the Shares subject to the terms and conditions on which the transferor held them, to become a Member and to be bound by the Constitution.

Subject to the Corporation Act, the written transfer instrument may comprise more than one document.

24.6 Except as required by the CS Facility Rules:

(a) a transferor of Shares remains the holder of the Shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the Shares; and

(b) a transfer of Shares does not pass the right to any dividends on the Shares until such registration.

25. Transfer procedure

25.1 Except where the Directors determine (to comply with laws or securities exchange rules of a foreign country or the CS Facility Rules), for a transfer of Shares that is not an ASTC-regulated transfer:

(a) the written transfer instrument must be left at the Company's registered office or another place acceptable to the Company;

(b) the instrument must be accompanied by a certificate for the Shares dealt with in the transfer where a certificate has been issued, unless the Directors waive production of the

certificate on receiving satisfactory evidence of the loss or destruction of the certificate; and

(c) the Directors may, if the ASX Listing Rules permit, require other evidence of the transferor's right to transfer the Shares.

25.2 For a transfer of Shares that is an ASTC-regulated transfer, a Share transfer must be effected in accordance with the ASX Listing Rules and the ASTC Settlement Rules.

26. Right to refuse registration

26.1 The Directors may in their absolute discretion refuse to register any transfer of Shares or other securities where the Shares or other securities are not quoted by ASX. Where the Shares or other securities are quoted by ASX, the Directors may in their absolute discretion refuse to register any transfer in any of the circumstances permitted by the ASX Listing Rules.

26.2 The Directors must:

(a) except as permitted by ASX, refuse to register any transfer of Shares or other securities which are Restricted Securities if that transfer is or might be in breach of the ASX Listing Rules or any restriction agreement entered into by the Company under the ASX Listing Rules in relation to the Shares; and

(b) refuse to register any transfer where the Company is, or the Directors are, required to do so by the ASX Listing Rules.

26.3 Despite clauses 26.1 and 26.2, the Company must not refuse or fail to register or give effect to, or delay or in any way interfere with, a proper ASTC transfer of Shares or other securities quoted by ASX.

26.4 If a person has lodged a transfer which the Directors have refused to register, the Company must, within five Business Days after the date of lodgment, give to the lodging person written notice of the refusal and the reasons for it.

26.5 Subject to clause 26.3, Restricted Securities cannot be disposed of during the escrow period except as permitted by the ASX Listing Rules or ASX. The Company will refuse to acknowledge a disposal of Restricted Securities to the extent required under the ASX Listing Rules.

Transmission of Shares

27. Title on death

27.1 The legal personal representative of a deceased Member who was the sole holder of Shares is the only person whom the Company will recognise as having any title to the deceased Member's Shares.

27.2 If a deceased Member was a joint holder of Shares, the other joint holder is the only person whom the Company will recognise as having any title to the deceased Member's Shares.

27.3 The estate of the deceased Member will not be released from any liability to the Company in respect of the Shares.

27.4 The Company may register or give effect to a transfer to a transferee who dies before the transfer is registered.

28. Entitlement to transmission

28.1 A person who becomes entitled to a Share in consequence of the death, mental incapacity or bankruptcy of a Member may, subject to clause 26 and to producing to the Company evidence of its entitlement which is satisfactory to the Directors, elect to:

(a) be registered as the holder of the Share; or

(b) transfer the Share to some other person nominated by it.

28.2 If the person who has become entitled to a Share:

(a) elects to be registered as the holder, then the person must deliver or send to the Company a written notice of election signed by him or her; or

(b) elects to transfer the Share, then the person must effect a transfer of the Share.

28.3 An election to be registered as a holder of a Share under clause 28.1(a) or a transfer of a Share from a Member or deceased Member under this clause 28 is subject to the same limitations, restrictions and provisions of this Constitution as would apply if the election were a transfer or the transfer were made by the Member or deceased Member himself or herself.

28.4 A person who:

(a) has become entitled to a Share by operation of law; and

(b) has produced evidence of that person's entitlement which is satisfactory to the Directors,

is entitled to the dividends and other rights of the registered holder of the Share.

28.5 Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they will be considered to be joint holders of the Share.

28.6 Any person who is registered under this clause must indemnify the Company against all liabilities, costs, losses and expenses incurred by the Company as a result of registering the person.

Changes to Share capital

29. Consolidation or division

For the purpose of giving effect to any consolidation or division of Shares, the Directors may, subject to the CS Facility Rules, settle any difficulty which arises with respect to fractions of Shares in any manner that they think expedient.

Powers of attorney

30. Powers of attorney

30.1 If a Member executes or proposes to execute any document or do any act by or through an attorney which is relevant to the Company or the Member's shareholding in the Company, that Member must deliver the instrument appointing the attorney to the Company for notation.

30.2 The Company may require the Member to lodge a certified copy of the instrument for retention by the Company, and ask for whatever evidence it thinks appropriate that the power of attorney is effective and continues to be in force.

30.3 Any power of attorney granted by a Member will, as between the Company and the Member who granted the power of attorney:

(a) continue in force; and

(b) may be acted on,

unless express notice in writing of its revocation or of the death of the Member who granted it is lodged with the Company.

30.4 Where a Member proposes that an attorney represent the Member at a general meeting or adjourned meeting, the Member must comply with clause 51.1 of this Constitution.

General meetings

31. Calling general meeting

31.1 A Director may call a meeting of Members.

31.2 The Directors must call annual general meetings in accordance with the Corporations Act, to be held by the Company at times to be determined by the Directors.

31.3 Members may also request or call and arrange to hold general meetings in accordance with the procedures and requirements set out in the Corporations Act.

31.4 A general meeting may be held at two or more venues simultaneously using any technology that gives the Members as a whole a reasonable opportunity to participate.

32. Notice

32.1 Notice of a general meeting must be given in accordance with the Corporations Act to the persons referred to in clause 98.1.

32.2 Except as permitted by the Corporations Act, general meetings must be called on at least the minimum number of days notice required by the Corporations Act (which at the date of adoption of this Constitution is 28 days) and otherwise in accordance with the procedures set out in the Corporations Act.

32.3 Subject to the requirements of the Corporations Act, a notice calling a general meeting must:

(a) specify the place, date and time of the meeting (and if the meeting is to be held in two or more places, the technology that will be used to facilitate this);

(b) state the general nature of the business to be transacted at the meeting;

(c) if a special resolution is to be proposed at the meeting, set out an intention to propose the special resolution and state the resolution;

(d) include such statements about the appointment of proxies as are required by the Corporations Act;

(e) specify a place and facsimile number and may specify an electronic address for the purposes of proxy appointments;

(f) subject to the CS Facility Rules, specify particulars of any determination made under regulation 7.11.37 of the *Corporations Regulations 2001* (Cth); and

(g) comply with any other requirements of the Corporations Act.

33. Business

33.1 The business of an annual general meeting may include:

(a) any of the following matters, even if not referred to in the notice of meeting:

(i) consideration of the annual financial report, directors' report and auditor's report;

(ii) election of directors;

(iii) appointment of the auditor;

(iv) fixing the auditor's remuneration;

(b) any business which under this Constitution or the Corporations Act is required to be transacted at an annual general meeting; and

(c) any other business which may lawfully be transacted at a general meeting.

33.2 The chairperson of an annual general meeting must allow a reasonable opportunity for the Members as a whole at the meeting to:

(a) ask questions about or make comments on the management of the Company; and

(b) ask the Auditor or their representative questions relevant to the conduct of the audit and the preparation and content of the Auditor's report for the Company.

33.3 The Directors may postpone or cancel any general meeting (other than a meeting requested or called by Members under clause 31.3) at any time before the day of the meeting. The Directors must give notice of the postponement or cancellation to all persons entitled to receive notices of a general meeting.

33.4 An accidental omission to send a notice of a general meeting (including a proxy appointment form) or the postponement of a general meeting to any Member or the non-receipt of a notice (or form) by any Member does not invalidate the proceedings at or any resolution passed at the general meeting.

Proceedings at general meetings

34. Member

In clauses 35, 36, 39 and 44, Member includes a Member present in person or by proxy, attorney or Representative.

35. Quorum

35.1 No business may be transacted at a general meeting unless a quorum of Members is present at the commencement of business.

35.2 A quorum of Members is three Members.

35.3 If a quorum is not present within 30 minutes after the time appointed for a general meeting:

(a) the general meeting is automatically dissolved if it was requested or called by Members under clause 31.3; or

(b) in any other case:

(i) it will stand adjourned to the same time and place seven days after the meeting, or to another day, time and place determined by the Directors; and

(ii) if at the adjourned general meeting a quorum is not present within 30 minutes after the time appointed for the general meeting the general meeting is automatically dissolved.

36. Chairperson

36.1 The chairperson, or in the chairperson's absence the deputy chairperson, of Directors' meetings will be the chairperson at every general meeting.

36.2 If:

(a) there is no chairperson or deputy chairperson; or

(b) neither the chairperson nor deputy chairperson is present within 15 minutes after the time appointed for holding the general meeting; or

(c) the chairperson and deputy chairperson are unwilling to act as chairperson of the general meeting,

the Directors present may elect a chairperson of the general meeting of the Members.

36.3 If no chairperson is elected in accordance with clause 36.2, then:

(a) the Members may elect one of the Directors present as chairperson; or

(b) if no Director is present or is willing to take the chair, the Members may elect one of the Members present as chairperson.

36.4 At any time during a meeting and in respect of any specific item or items of business, the chairperson may elect to vacate the chair in favour of another person nominated by the chairperson (which person must be a Director unless no Director is present or is willing to act). That person is to be taken to be the chairperson and will have all the powers of the chairperson (other than the power to adjourn the meeting), during the consideration of that item of business or those items of business.

36.5 If there is a dispute at a general meeting about a question of procedure, the chairperson may determine the question.

37. General conduct

The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting will be determined by the chairperson, including the procedure for the conduct of the election of Directors.

38. Adjournment

38.1 The chairperson of a general meeting at which a quorum is present:

(a) in his or her discretion may adjourn the general meeting; and

(b) must adjourn the general meeting if the meeting directs him or her to do so.

38.2 An adjourned general meeting may take place at a different venue from the initial general meeting.

38.3 The only business that can be transacted at an adjourned general meeting is the unfinished business of the initial general meeting.

38.4 If a general meeting has been adjourned for more than 30 days, notice of the adjourned general meeting must be given to Members as if it were an original general meeting, but otherwise it is not necessary to give notice of an adjourned general meeting or the business of the adjourned general meeting.

38.5 A poll cannot be demanded on any resolution concerning the adjournment of a general meeting except by the chairperson.

39. Decisions

39.1 Subject to the Corporations Act in relation to special resolutions, a resolution is carried if a majority of the votes cast on the resolution are in favour of the resolution.

39.2 A resolution put to the vote of a meeting is decided on a show of hands unless a poll is demanded by:

(a) at least 5 Members entitled to vote on the resolution;

(b) Members with at least 5% of the votes that may be cast on the resolution on a poll; or

(c) the chairperson.

39.3 A poll may be demanded:

(a) before a vote is taken; or

(b) in the case of a vote taken on a show of hands, immediately before or immediately after, the results of the vote are declared.

39.4 Unless a poll is demanded:

(a) a declaration by the chairperson that a resolution has been carried, carried by a specified majority, or lost; and

(b) an entry to that effect in the minutes of the meeting,

are conclusive evidence of the fact without proof of the number or proportion of the votes in favour of or against the resolution.

39.5 The demand for a poll may be withdrawn.

39.6 A decision of a general meeting may not be impeached or invalidated on the ground that a person voting at the meeting was not entitled to do so.

40. Taking a poll

40.1 Subject to clause 40.5, a poll will be taken when and in the manner that the chairperson directs. No notice need be given of any poll.

40.2 The result of the poll will determine whether the resolution on which the poll was demanded is carried or lost.

40.3 The chairperson may determine any dispute about the admission or rejection of a vote, and such determination, if made in good faith, will be final and conclusive.

40.4 A poll cannot be demanded on any resolution concerning the election of the chairperson of a general meeting.

40.5 A poll demanded by the chairperson on any resolution concerning the adjournment of a general meeting must be taken immediately.

40.6 After a poll has been demanded at a general meeting, the general meeting may continue for the transaction of business other than the question on which the poll was demanded.

41. Casting vote of chairperson

The chairperson does not have a casting vote (in addition to the chairperson's votes as a Member, proxy, attorney or Representative) on a show of hands or on a poll.

42. Admission to general meetings

The chairperson of a general meeting may refuse admission to a person, or require a person to leave and not return to, a meeting if the person:

(a) refuses to permit examination of any article in the person's possession; or

(b) is in possession of any:

(i) electronic or recording device;

(ii) placard or banner; or

(iii) other article,

which the chairperson considers to be dangerous, offensive or liable to cause disruption; or

(c) causes any disruption to the meeting.

43. Auditor's right to be heard

The Auditor is entitled to:

(a) attend any general meeting of the Company;

(b) be heard at any general meeting of the Company on any part of the business of the meeting that concerns the Auditor in their capacity as auditor, even if:

(i) the Auditor retires at the general meeting; or

(ii) Members pass a resolution to remove the Auditor from office; and

(c) authorise a person in writing to attend and speak at any general meeting as the Auditor's representative.

Votes of Members

44. Entitlement to vote

44.1 Subject to this Constitution and to any rights or restrictions attaching to any class of Shares:

(a) every Member may vote;

(b) subject to clause 48.4 and the Corporations Act, on a show of hands every Member has one vote; and

(c) on a poll every Member has:

(i) for each fully paid Share held by the Member, one vote; and

(ii) for each partly paid Share held by the Member, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable, whether or not called (excluding amounts credited), on the Share. Without limiting the generality of clause 17.3, an amount paid on a Share in advance of a call is not to be taken as paid for the purposes of this clause.

44.2 During a breach of the ASX Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any voting rights in respect of those Restricted Securities.

44.3 If a Member:

(a) dies; or

(b) through mental or physical infirmity, is incapable of managing the Member's affairs,

and a personal representative, trustee or other person is appointed under law to administer the Member's estate or property, the personal representative, trustee or person so appointed may exercise any rights of the Member in relation to a general meeting as if the personal representative, trustee or person (as the case may be) was a Member.

45. Unpaid calls

A Member is entitled to:

(a) vote; or

(b) be counted in a quorum,

only in respect of Shares on which all calls due and payable have been paid.

46. Joint holders

46.1 If two or more joint holders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted, to the exclusion of the other joint holder or holders.

46.2 For the purposes of this clause 46, several executors or administrators of a deceased Member in whose sole name any Shares are registered will be taken to be joint holders of those Shares.

47. Objections

47.1 An objection to the qualification of a voter may only be raised at the general meeting or adjourned general meeting at which the voter tendered its vote.

47.2 An objection must be referred to the chairperson of the general meeting, whose decision made in good faith is final.

47.3 Subject to clause 47.4, a vote which the chairperson does not disallow under an objection is valid for all purposes.

47.4 A vote which the ASX Listing Rules require the Company to disregard is not valid.

48. Votes by proxy

48.1 A Member who is entitled to vote at a general meeting of the Company may appoint not more than two proxies to attend and vote at the general meeting on that Member's behalf.

48.2 A proxy need not be a Member.

48.3 If a Member appoints one proxy, that proxy may, subject to the Corporations Act, vote on a show of hands.

48.4 If a Member appoints two proxies and the appointment does not specify the proportion or number of the Member's votes each proxy may exercise, each proxy may exercise half the votes. However, neither proxy may vote on a show of hands.

48.5 A proxy may demand or join in demanding a poll.

48.6 A proxy may vote or abstain as he or she chooses except where the appointment of the proxy directs the way the proxy is to vote on a particular resolution. If an appointment directs the way the proxy is to vote on a particular resolution:

(a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way;

(b) if the proxy has two or more appointments that specify different ways to vote on the resolution - the proxy must not vote on a show of hands;

(c) if the proxy is the chair - the proxy must vote on a poll and must vote that way; and

(d) if the proxy is not the chair - the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

48.7 If:

(a) a Member nominates the chairperson of the meeting as the Member's proxy; or

(b) the chairperson is to act as proxy under clause 50 or otherwise under a default appointment according to the terms of the proxy form,

then the person acting as chairperson in respect of an item of business at the meeting must act as proxy under the appointment in respect of that item of business.

49. Document appointing proxy

49.1 An appointment of a proxy is valid if it is signed by the Member making the appointment and contains the information required by subsection 250A(1) of the Corporations Act.

49.2 For the purposes of clause 49.1, an appointment received at an electronic address will be taken to be signed by the Member if:

(a) a personal identification code allocated by the Company to the Member has been input into the appointment; or

(b) the appointment has been verified in another manner approved by the Directors.

49.3 The Company may send a proxy appointment form to Members in a form which has been approved by the Directors or by the chairperson and the Managing Director.

49.4 A proxy's appointment is valid at an adjourned general meeting.

49.5 A proxy or attorney may be appointed for all meetings or for any number of general meetings or for a particular purpose.

49.6 Unless otherwise provided for in the proxy's appointment or in any instrument appointing an attorney, the appointment of the proxy or the attorney will be taken to confer authority:

(a) to vote on:

(i) any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion; and

(ii) any procedural motion, including any motion to elect the chairperson, to vacate the chair or to adjourn the general meeting,

even though the appointment may specify the way the proxy or attorney is to vote on a particular resolution; and

(b) to vote on any motion before the general meeting whether or not the motion is referred to in the appointment.

50. Proxy in blank

If a proxy appointment is signed by the Member but does not name the proxy or proxies in whose favour it is given, the chairperson may either act as proxy or complete the proxy appointment by inserting the name or names of one or more Directors or the Secretary.

51. Lodgment of proxy

51.1 Subject to clause 51.3, the appointment of a proxy or attorney must be received by the Company, at least 48 hours (unless reduced in the notice of meeting to which the appointment relates) before the general meeting (or the resumption of an adjourned general meeting) at which the appointee is to attend and vote.

51.2 If the appointment purports to be executed under a power of attorney or other authority, the original document or a certified copy of it must be received by the Company at least 48 hours (unless reduced in the notice of meeting to which the appointment relates) before the general meeting (or the resumption of an adjourned general meeting).

51.3 The Company receives an appointment of a proxy or attorney or other authority under which it was signed when they are received at:

(a) the Company's registered office;

(b) a facsimile number at the Company's registered office; or

(c) a place, facsimile number or electronic address specified for that purpose in the notice of general meeting.

52. Validity

A vote cast in accordance with an appointment of proxy or power of attorney is valid even if before the vote was cast the appointor:

(a) died;

(b) became mentally incapacitated;

(c) revoked the proxy or power; or

(d) transferred the Shares in respect of which the vote was cast,

unless the Company received written notification of the death, mental incapacity, revocation or transfer before the relevant general meeting or adjourned general meeting.

53. Representatives of bodies corporate

53.1 Any Member that is a body corporate may appoint an individual as its representative as provided by the Corporations Act.

53.2 The appointment of a Representative may set out restrictions on the Representative's powers.

53.3 The original form of appointment of a Representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a Representative is prima facie evidence of a Representative having been appointed.

53.4 The chairperson of a general meeting may permit a person claiming to be a Representative to exercise the body's powers even if he or she has not produced a certificate or other satisfactory evidence of his or her appointment.

Appointment and removal of Directors

54. Number of Directors

54.1 Subject to the Corporations Act, the Company may by resolution passed at a general meeting increase the minimum number of Directors or increase or reduce the maximum number of Directors.

54.2 Until the Company resolves otherwise in accordance with clause 54.1 there will be:

(a) a minimum of three Directors; and

(b) a maximum of eight Directors.

54.3 Subject to any resolution of the Members determining the maximum and minimum numbers of Directors, the Directors may from time to time determine the respective numbers of Executive and Non-Executive Directors.

54.4 The Directors and Secretary in office on the date this Constitution becomes effective, continue in office subject to this Constitution.

55. Qualification

55.1 Neither a Director nor an Alternate Director has to hold any Shares in the Company.

55.2 In addition to the circumstances which disqualify a person from managing a corporation according to the Corporations Act, no person who has been an insolvent under administration within the previous five years is eligible to become a Director.

55.3 A Director (and an Alternate Director when acting as a Director) is entitled to notice of all general meetings and meetings of the holders of any class of Shares.

56. Power to remove and appoint

56.1 The Company may, subject to the Corporations Act, by resolution passed in general meeting:

(a) remove any Director before the end of the Director's term of office; and

(b) if the outgoing Director is a Non-Executive Director, elect another person to replace the Director.

56.2 A person appointed under clause 56.1 will hold office for the remainder of the term for which the Director replaced would have held office if the Director had not been removed.

56.3 Subject to the provisions of this Constitution, the Company may appoint a person as a Director by resolution passed in general meeting.

56.4 A Director appointed or elected at a general meeting is taken to have been appointed or elected with effect from immediately after the end of that general meeting unless the resolution by which the Director was appointed or elected specifies a different time.

56.5 If the conduct or position of any Director is such that continuance in office appears to the majority of the Directors to be prejudicial to the interests of the Company, a majority of Directors at a meeting of the Directors specifically called for that purpose may suspend that Director.

56.6 A suspended Director may not take any part in the business or affairs of the Company until the suspension has been terminated.

56.7 Within 14 days of suspension of Director, the Directors must call a general meeting, at which the Members may consider a motion to remove the Director from office in accordance with clause 56.1(a).

56.8 If a motion to remove a suspended Director from office is not carried at the general meeting called to consider the matter, the suspension of the Director is terminated and the Director is reinstated in his or her office.

57. Additional and casual Directors

57.1 Subject to clause 54, the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors.

57.2 Unless the Director is an Executive Director and the ASX Listing Rules do not require that Director to be subject to retirement as set out in this clause, a Director appointed under clause 57.1 will hold office until the end of the next annual general meeting of the Company, at which the Director may be re-elected but he or she will not be taken into account in determining the number of Directors who must retire by rotation at the meeting in accordance with clause 58.1.

58. Retirement by rotation

58.1 At the close of each annual general meeting one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors, must retire.

58.2 The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election.

58.3 Directors elected on the same day may agree among themselves or determine by lot which of them must retire.

58.4 Subject to clause 75.9, a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected, even if his or her retirement results in more than one-third of all Directors retiring from office.

58.5 A retiring Director remains in office until the end of the meeting and will be eligible for re-election at the meeting.

59. Nomination of Director

59.1 A person, other than a Director retiring under clause 57.2 or under clause 58.1 who seeks re-election, is not eligible for election as a Director at a general meeting unless:

(a) the person is proposed as a candidate by at least 50 Members or Members holding between them at least 5% of the votes that may be cast at a general meeting of the Company; and

(b) the proposing Member leaves a notice at the Company's registered office which nominates the candidate for the office of Director and includes the signed consent of the candidate.

59.2 A notice given in accordance with clause 59.1 must be left at the Company's registered office not less than 35 Business Days before the relevant general meeting.

60. Vacation of office

The office of a Director immediately becomes vacant if the Director:

(a) ceases to be a Director by virtue of the Corporations Act;

(b) is prohibited by the Corporations Act from holding office or continuing as a Director;

(c) is liable to pay a call but does pay the call within 21days after the date on which it is payable;

(d) is prohibited from holding or is removed from the office of Director by an order made under the Corporations Act;

(e) becomes bankrupt or makes any general arrangement or composition with his or her creditors;

(f) cannot fully participate in the management of the Company because of his or her mental incapacity or is a person whose estate is liable to have a person appointed, under the law relating to the administration of estates of persons who through mental or physical infirmity are incapable of managing their affairs, to administer it, or becomes in the opinion of the Directors incapable of performing his or her duties;

(g) resigns from his or her office of Director by notice in writing to the Company;

(h) is removed by a resolution of the Company; or

(i) is resident in Australia and not being engaged abroad on the business of the Company, is absent from Directors' meetings for three consecutive months without leave of absence from the Directors.

Remuneration of Directors

61. Remuneration of Non-Executive Directors

61.1 Subject to the ASX Listing Rules, the Directors as a whole (other than Executive Directors) may be paid or provided remuneration for their services the total amount or value of which must not exceed such maximum amount determined from time to time by the Company in general meeting.

61.2 The notice calling a general meeting at which it is proposed that Members approve an increase of the aggregate maximum sum must state the amount of the increase and the aggregate maximum sum, and any other matters required by the ASX Listing Rules.

61.3 Subject to the ASX Listing Rules, the aggregate maximum sum will be divided among the Non-Executive Directors in such proportion and manner as the Directors agree and, in default of agreement, equally and shall be deemed to accrue from day to day.

61.4 Non-Executive Directors may not be paid a commission on or a percentage of profits or operating revenue.

61.5 If a Non-Executive Director is required to perform services for the Company which in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, the Company may pay or provide the Director remuneration determined by the Directors which may be either in addition to or instead of the Director's remuneration under clause 61.1. No remuneration may be paid or provided under this clause 61.5 if the effect would be to exceed the aggregate maximum sum of Directors' remuneration determined by the Company in general meeting.

61.6 Non-Executive Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the Company's business.

61.7 The Company may also pay a premium for a contract insuring a person who is or has been a Non-Executive Director against liability incurred by the person as a Director, except in circumstances prohibited by the Corporations Act.

61.8 Shares may be provided to Non-Executive Directors as part of their remuneration under clauses 61.3 and 61.4 according to the rules of any share plan for the remuneration of Non-Executive Directors that may be introduced by the Company. For the purposes of clause 61.1, the value of any Shares provided will be determined according to the rules of the share plan.

62. Remuneration of Executive Directors

62.1 The remuneration of an Executive Director may from time to time be fixed by the Directors. The remuneration may be by way of salary or commission or participation in profits or by all or any of these modes but may not be by commission on, or a percentage of, operating revenue.

62.2 The Company may reimburse an Executive Director for his or her expenses properly incurred as a Director or in the course of his or her office.

62.3 Except in circumstances prohibited by the Corporations Act, the Company may pay a premium for a contract insuring a person who is or has been an Executive Director against liability incurred by the person as a Director.

63. Retirement benefits

Subject to the Corporations Act, the Company may give a person a benefit in connection with a Director's retirement from a Board or managerial office in the Company.

Powers and duties of Directors

64. Directors to manage Company

64.1 The business of the Company is managed by or under the direction of the Directors who may exercise all powers of the Company that this Constitution, the Corporations Act or the ASX Listing Rules do not require to be exercised by the Company in general meeting.

64.2 Without limiting the generality of clause 64.1, the Directors may exercise all the powers of the Company to:

(a) borrow money;

(b) charge any property or business of the Company or all or any of its uncalled capital;

(c) issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person; and

(d) guarantee or to become liable for the payment of money or the performance of any obligation by or of any other person.

Proceedings of Directors

65. Directors' meetings

65.1 The chairperson, the deputy chairperson, or any Director may at any time, and the Secretary must on the request of the chairperson, the deputy chairperson, or any two Directors, call a meeting of the Directors.

65.2 A Directors' meeting must be called by not less than 48 hours notice of a meeting to each Director, unless the Directors unanimously agree otherwise. The notice may be in writing or given using any technology consented to by all the Directors.

65.3 An accidental omission to send a notice of a meeting of Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings, or any resolution passed, at the meeting.

65.4 Subject to the Corporations Act, a Directors' meeting may be held by the Directors communicating with each other by any technological means consented to by all the Directors. The consent may be a standing one.

65.5 The Directors need not all be physically present in the same place for a Directors' meeting to be held.

65.6 A Director who participates in a meeting held in accordance with clause 65.4 is taken to be present and entitled to vote at the meeting.

65.7 A Director can only withdraw his or her consent under clause 65.4 to the means of communication between Directors proposed for a Directors' meeting if the Director does so at least 48 hours before the meeting.

65.8 Clause 65.4 applies to meetings of Directors' committees as if all committee members were Directors.

65.9 The Directors may meet together, adjourn and regulate their meetings as they think fit.

65.10 A quorum for meetings of Directors may be fixed by the Directors and unless so fixed, is three Directors present. The quorum must be present at all times during the meeting.

65.11 Where a quorum cannot be established for the consideration of a particular matter at a meeting of Directors, one or more of the Directors may call a general meeting of Members to deal with the matter.

66. Decisions

66.1 Questions arising at a meeting of Directors are to be decided by a majority of votes of the Directors present and voting and, subject to the Corporations Act, each Director has one vote.

66.2 In the case of an equality of votes, the chairperson does not have a second or casting vote in addition to his or her deliberative vote.

66.3 An Alternate Director has one vote for each Director for whom he or she is an alternate. If an Alternate Director is a Director, he or she also has a vote as a Director.

67. Directors' interests

67.1 As required by the Corporations Act, a Director must give the Directors notice of any material personal interest in a matter that relates to the affairs of the Company.

67.2 Subject to the provisions of this clause 67, a Director or a body or entity in which a Director has a direct or indirect interest may:

(a) enter into any agreement or arrangement with the Company;

(b) hold any office or place of profit other than as auditor in the Company; and

(c) act in a professional capacity other than as auditor for the Company,

and the Director or the body or entity can receive and keep beneficially any remuneration, profits or benefits under any agreement or arrangement with the Company or from holding an office or place of profit in or acting in a professional capacity with the Company.

67.3 The fact that a Director holds office as a director, and has fiduciary obligations arising out of that office:

(a) will not void or render voidable a contract made by a Director with the Company;

(b) will not void or render voidable a contract or arrangement entered into by or on behalf of the Company and in which the Director may have any interest; and

(c) will not require the Director to account to the Company for any profit realised by or under any contract or arrangement entered into by or on behalf of the Company and in which the Director may have any interest.

67.4 A Director may be or become a director or other officer of, or otherwise be interested in:

(a) any related body corporate of the company; or

(b) any other body corporate promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise,

and is not accountable to the Company for any remuneration or other benefits received by the Director as a director or officer of, or from having an interest in, that body corporate.

67.5 A Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not:

(a) be present while the matter is being considered at the meeting; or

(b) vote on the matter,

unless permitted to do so by the Corporations Act, in which case the Director may:

(c) be counted in determining whether or not a quorum is present at any meeting of Directors considering that contract or arrangement or proposed contract or arrangement;

(d) sign or countersign any document relating to that contract or arrangement or proposed contract or arrangement; and

(e) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement.

67.6 A Director must give to the Company such information about the Shares or other securities in the Company in which the Director has a relevant interest and at the times that the Secretary requires, to enable the Company to comply with any disclosure obligations it has under the Corporations Act or the ASX Listing Rules.

68. Alternate Directors

68.1 A Director may, with the approval of the Directors, appoint any person as his or her alternate.

68.2 An Alternate Director is entitled to notice of Directors' meetings while he or she is acting in that capacity and, if the appointor is not present at a meeting, is entitled to attend, be counted in a quorum and vote as a Director.

68.3 An Alternate Director is an officer of the Company and is not an agent of the appointor.

68.4 The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that Alternate Directors are not entitled in that capacity to any remuneration from the Company.

68.5 The appointment of an Alternate Director may be revoked at any time by the appointor or by the other Directors.

68.6 An Alternate Director's appointment ends automatically when his or her appointor ceases to be a Director.

68.7 Any appointment or revocation under this clause must be effected by written notice delivered to the Secretary.

68.8 An Alternate Director does not have an interest in a contract or arrangement or a material personal interest in a matter by reason only of the fact that his or her appointor has such an interest.

69. Remaining Directors

69.1 The Directors may act even if there are vacancies on the board.

69.2 If the number of Directors is not sufficient to constitute a quorum at a Directors' meeting, the Director or Directors may act only to:

(a) appoint a Director or Directors; or

(b) call a general meeting.

70. Chairperson

70.1 The Directors may elect a Director as chairperson of Directors' meetings and may determine the period for which the chairperson will hold office.

70.2 If no chairperson is elected or if the chairperson is not present at any Directors' meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present must elect a Director to be chairperson of the meeting.

70.3 The Directors may elect a Director as deputy chairperson to act as chairperson in the chairperson's absence.

71. Delegation

71.1 The Directors may delegate any of their powers, other than those which by law must be dealt with by the Directors as a board, to a committee or committees.

71.2 The Directors may at any time revoke any delegation of power under clause 71.1.

71.3 At least one member of each committee of Directors must be a Director.

71.4 A committee may be authorised by the Directors to sub-delegate all or any of the powers for the time being vested in it.

71.5 Meetings of any committee of Directors will be governed by the provisions of this Constitution which deal with Directors' meetings so far as they are applicable and are not inconsistent with any directions of the Directors. The provisions apply as if each member was a Director.

72. Written resolutions

72.1 If all the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution set out in the document, then a resolution in those terms is taken to have been passed by the Directors without a meeting. The resolution is passed when the last Director signs.

72.2 For the purposes of clause 72.1, separate copies of a document may be used for signing by the Directors if the wording of the resolution and statement is identical in each copy.

72.3 Any document referred to in this clause may be in the form of a facsimile transmission or electronic notification.

72.4 If a resolution is taken to have been passed in accordance with this clause 72, the minutes must record that fact.

72.5 This clause 72 applies to meetings of Directors' committees as if all members of the committee were Directors.

72.6 Any document referred to in this clause 72 must be sent to every Director who is entitled to vote on the resolution.

73. Validity of acts of Directors

73.1 An act done by a Director is effective even if their appointment, or the continuance of their appointment, is invalid because the Company or Director did not comply with this Constitution or any provision of the Corporations Act.

73.2 Clause 73.1 does not deal with the question whether an effective act by a director:

(a) binds the company in its dealings with other people; or

(b) makes the company liable to another person.

74. Minutes

74.1 The Directors must cause minutes to be made of:

(a) the names of the Directors present at all Directors' meetings and meetings of Directors' committees;

(b) all proceedings and resolutions of general meetings, Directors' meetings and meetings of Directors' committees;

(c) all resolutions passed in accordance with clause 72;

(d) appointments of officers, but only if the Directors resolve that a minute of the appointment should be made; and

(e) all disclosures of interests made in accordance with the Corporations Act.

74.2 Minutes must be signed by the chairperson of the meeting or by the chairperson of the next meeting, and if so signed will be conclusive evidence of the matters stated in such minutes.

Executive Directors

75. Appointment

75.1 The Directors may appoint a Director to the office of Managing Director on such terms as they think fit.

75.2 The Directors may appoint a Director to any other full-time or substantially full-time executive position in the Company on such terms as they think fit.

75.3 A Director appointed under clauses 75.1 or 75.2, and a Director (however appointed) occupying for the time being a full-time or substantially full-time executive position in the Company or a related body corporate of the Company, is referred to in this Constitution as an Executive Director.

75.4 If the appointment of an Executive Director is for a fixed term, the term must not exceed five years.

75.5 The Directors may, subject to the terms of the Executive Director's employment contract, suspend, remove or dismiss him or her from executive office and appoint another Director in that place.

75.6 If the Managing Director ceases to be a Director, his or her appointment as an Executive Director terminates automatically.

75.7 If an Executive Director ceases to hold an executive office in the Company, then, unless the Directors resolve otherwise, he or she also ceases to be a Director from the same date.

75.8 If an Executive Director is suspended from executive office of the Company or of a related body corporate of the Company, his or her duties and obligations as Director are suspended for the same period.

75.9 A Managing Director is not subject to retirement by rotation and is not to be taken into account in determining the rotation of retirement of Directors. Any other Executive Directors are subject to retirement by rotation.

76. Powers of Executive Directors

76.1 The Directors may confer on an Executive Director any powers exercisable by the Directors, subject to any terms and restrictions determined by the Directors.

76.2 The Directors may authorise an Executive Director to sub-delegate all or any of the powers vested in him or her.

76.3 Any power conferred under this clause may be concurrent with but not to the exclusion of the Directors' powers.

76.4 The Directors may at any time withdraw or vary any of the powers conferred on an Executive Director.

Local management

77. General

77.1 The Directors may provide for the management and transaction of the affairs of the Company in any place and in such manner as they think fit.

77.2 Without limiting clause 77.1, the Directors may:

(a) establish local boards or agencies for managing any of the affairs of the Company in a specified place and appoint any persons to be members of those local boards or agencies; and

(b) delegate to any person appointed under clause 77.2(a) any of the powers, authorities and discretions which may be exercised by the Directors under this Constitution,

on any terms and subject to any conditions determined by the Directors.

77.3 The Directors may at any time revoke or vary any delegation under this clause 77.

78. Appointment of attorneys and agents

78.1 The Directors may from time to time by resolution or power of attorney appoint any person to be the attorney or agent of the Company:

(a) for the purposes;

(b) with the powers, authorities and discretions (not exceeding those exercisable by the Directors under this Constitution);

(c) for the period; and

(d) subject to the conditions,

determined by the Directors.

78.2 An appointment by the Directors of an attorney or agent of the Company may be made in favour of:

(a) any member of any local board established under this Constitution;

(b) any company;

(c) the members, directors, nominees or managers of any company or firm; or

(d) any fluctuating body of persons whether nominated directly or indirectly by the Directors.

78.3 A power of attorney may contain such provisions for the protection and convenience of persons dealing with an attorney as the Directors think fit.

78.4 An attorney or agent appointed under this clause 78 may be authorised by the Directors to sub-delegate all or any of the powers authorities and discretions for the time being vested in it.

Secretary

79. Secretary

79.1 There must be at least one Secretary of the Company appointed by the Directors on conditions determined by them.

79.2 The Secretary is entitled to attend all Directors' and general meetings.

79.3 The Directors may, subject to the terms of the Secretary's employment contract, suspend, remove or dismiss the Secretary.

Seals

80. Common Seal

If the Company has a Seal:

(a) the Directors must provide for the safe custody of the Seal;

(b) it must not be used except with the authority of the Directors or a Directors' committee authorised to permit use of the Seal;

(c) every document to which the Seal is affixed must be signed by a Director and be countersigned by another Director, the Secretary or another person appointed by the Directors to countersign the document; and

(d) the Directors may determine by resolution either generally or in any particular case that the signature of any Director or the Secretary to a document to which the Seal or a duplicate seal or certificate seal is affixed may be a facsimile applied to the document by specified mechanical means.

81. Duplicate Seal

If the Company has a Seal, the Company may have one or more duplicate seals of the Seal each of which:

(a) must be a facsimile of the Seal with the addition on its face of the words **Duplicate Seal**; and

(b) must only be used with the authority of the Directors or a Directors' committee.

82. Share Seal

If the Company has a Seal, the Company may have a certificate seal which:

(a) may be affixed to Share, option or other certificates;

(b) must be a facsimile of the Seal with the addition on its face of the words **Share Seal**; and

(c) must only be used with the general or specific authority of the Directors or a Directors' committee.

Inspection of records

83. Times for inspection

83.1 Except as otherwise required by the Corporations Act, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by Members other than Directors.

83.2 A Member other than a Director does not have the right to inspect any financial records or other documents of the Company unless the Member is authorised to do so by a court order or a resolution of the Directors.

83.3 Notwithstanding clauses 83.1 and 83.2, the books of the Company containing the minutes of general meetings will be kept at the Company's registered office and will be open to inspection of Members at all times when the office is required to be open to the public.

Dividends and reserves

84. Dividends

The Directors may by resolution either:

(a) declare a dividend and may fix the amount, the time for and method of payment; or

(b) determine a dividend is payable and fix the amount and the time for and method of payment.

85. Amend resolution to pay dividend

If the Directors determine that a dividend is payable under clause 84(b), they may, if permitted by the ASX Listing Rules, amend or revoke the resolution to pay the dividend before the record date notified to ASX for determining entitlements to that dividend.

86. No interest

Interest is not payable by the Company on a dividend.

87. Reserves

87.1 The Directors may set aside out of profits such amounts by way of reserves as they think appropriate before declaring a dividend or determining to pay a dividend.

87.2 The Directors may apply the reserves for any purpose for which profits may be properly applied.

87.3 Pending any application of the reserves, the Directors may invest or use the reserves in the business of the Company or in other investments as they think fit.

87.4 The Directors may carry forward any undistributed profits without transferring them to a reserve.

88. Dividend entitlement

88.1 Subject to the rights of persons (if any) entitled to Shares with special rights as to dividends:

(a) all fully paid Shares on which any dividend is declared or paid, are entitled to participate in that dividend equally; and

(b) each partly paid Shares is entitled to a fraction of the dividend declared or paid on a fully paid Share of the same class, equivalent to the proportion which the amount paid (not credited) on the Share bears to the total amounts paid and payable, whether or not called, (excluding amounts credited) on the Share.

88.2 An amount paid on a Share in advance of a call is not to be taken as paid for the purposes of clause 88.1.

88.3 Unless otherwise determined by the Directors, Shares rank for dividends from their date of allotment.

88.4 Subject to the Corporations Act and the CS Facility Rules, a transfer of Shares registered after the record date notified to ASX for determining entitlements to a dividend paid or payable in respect of the transferred Shares, does not pass the right to that dividend.

89. Restricted securities

During a breach of the ASX Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any dividend in respect of those Restricted Securities.

90. Deductions from dividends

The Directors may deduct from a dividend payable to a Member all sums presently payable by the Member to the Company on account of calls or otherwise in relation to Shares in the Company.

91. Distribution of assets

91.1 The Directors may resolve that a dividend (interim or final) will be paid wholly or partly by the transfer or distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

91.2 If a difficulty arises in making a transfer or distribution of specific assets, the Directors may:

(a) deal with the difficulty as they consider expedient;

(b) fix the value of all or any part of the specific assets for the purposes of the distribution;

(c) determine that cash will be paid to any Members on the basis of the fixed value in order to adjust the rights of all the Members; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

91.3 If a transfer or distribution of specific assets to a particular Member or Members is illegal or, in the Directors' opinion, impracticable, the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the transfer or distribution of specific assets.

92. Payment

92.1 Any dividend or other money payable in respect of Shares may be paid:

(a) by cheque sent through the mail directed to:

(i) by the address of the Member shown in the Register or to the address of the joint holder of Shares shown first in the Register; or

(ii) by an address which the Member has, or joint holders have, in writing notified the Company as the address to which dividends should be sent;

(b) by electronic funds transfer to an account with a bank or other financial institution nominated by the Member and acceptable to the Company; or

(c) by any other means determined by the Directors.

92.2 Any joint holder may give an effectual receipt for any dividend or other money paid in respect of Shares held by holders jointly.

93. Election to reinvest dividend

The Directors may:

(a) establish a plan under which Members or any class of Members may elect to reinvest cash dividends paid by the Company by subscribing for Shares;

(b) vary, suspend or terminate the arrangements established under clause 93(a).

94. Election to accept Shares in lieu of dividend

94.1 The Directors may resolve, in respect of any dividend which it is proposed to pay on any Shares, that holders of those Shares may elect to:

(a) forego their right to share in the proposed dividend or part of the proposed dividend; and

(b) instead receive an issue of Shares credited as fully paid.

94.2 If the Directors resolve to allow the election provided for in clause 94.1, each holder of Shares conferring a right to share in the proposed dividend may, by notice in writing to the Company given in such form and within such period as the Directors may decide, elect to:

(a) forego the dividend which otherwise would have been paid to the holder on such of the holder's Shares conferring a right to share in the proposed dividend as the holder specifies in the notice of election; and

(b) receive instead Shares to be issued to the holder credited as fully paid, on and subject to such terms and conditions as the Directors may determine.

94.3 Following the receipt of duly completed notices of election under clause 94.1(b), the Directors must:

(a) appropriate from the Company's profits or any reserve available for distribution to Members an amount equal to the aggregate issue price (if any) of the Shares to be issued credited as fully paid to those holders of Shares who have given such notices of election; and

(b) apply the amount (if any) in paying up in full the number of Shares required to be so issued.

94.4 The Directors may rescind, vary or suspend a resolution of the Directors made under clause 94.1 and the arrangements implemented under the resolution.

94.5 The powers given to the Directors by this clause 94 are additional to the provisions for capitalisation of profits provided for by this Constitution. If the Directors exercise their power to capitalise profits under clause 96 then any Member who has elected to participate in arrangements established under this clause 94 is deemed, for the purpose of determining the Member's entitlement to share in the capitalised sum, not to have so elected.

95. Unclaimed dividends

All dividends unclaimed for one year after the time for payment has passed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed money.

96. Capitalisation of profits

96.1 The Directors may resolve:

(a) to capitalise any sum being the Company's profits or any reserve available for distribution to Members; and

(b) that:

(i) no Shares be issued and no amounts unpaid on Shares be paid up on capitalisation of the sum; or

(ii) the sum be applied in any of the ways mentioned in clause 96.2 for the benefit of Members in the proportions in which the members would have been entitled if the sum had been distributed by way of Dividend.

96.2 The ways in which a sum may be applied for the benefit of Members under clause 96.1(b)(ii) are:

(a) in paying up any amounts unpaid on Shares held or to be held by Members;

(b) in paying up in full unissued Shares or debentures to be issued to Members as fully paid; or

(c) partly as mentioned in clause 96.2(a) and partly as mentioned in clause 96.2(b).

96.3 To the extent necessary to adjust the rights of the Members among themselves, the Directors may:

(a) make cash payments in cases where Shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all the Members entitled to a benefit on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any such further Shares or debentures; or

(ii) the payment by the Company on their behalf of the amount or any part of the amount remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under the authority of clause 96.3(b) is effective and binding on all the Members concerned.

Notices

97. Service of notices

97.1 Notice may be given by the Company to any person who is entitled to notice under this Constitution by:

(a) serving it on the person;

(b) sending it by post, courier, facsimile transmission or electronic notification to the person at the person's address shown in the Register or the address supplied by the person to the Company for sending notices to the person; or

(c) (except in the case of a notice of meeting of Members which is required to be given individually to each Member entitled to vote at the meeting and to each Director), advertising in one or more newspapers published daily (except on weekends) throughout Australia as determined by the Directors.

97.2 A notice sent by post or courier is taken to be served:

(a) by properly addressing, prepaying and posting or directing the delivery of the notice; and

(b) on the day after the day on which it was posted or given to the courier for delivery.

97.3 A notice sent by facsimile transmission or electronic notification is taken to be served:

(a) by properly addressing the facsimile transmission or electronic notification and transmitting it; and

(b) on the day of its transmission except if transmitted after 5.00pm in which case is taken to be served on the next day.

97.4 A notice given by advertisement is taken to be served on the date on which the advertisement first appears in a newspaper.

97.5 A notice may be served by the Company on joint holders under clause 97.1(a) or 97.1(b) by giving the notice to the joint holder whose name appears first in the Register.

97.6 Every person who is entitled to a Share by operation of law and who is not registered as the holder of the Share is taken to receive any notice served in accordance with this clause by advertisement or on that person from whom the first person derives title.

97.7 A Share certificate, cheque, warrant or other document may be delivered by the Company either personally or by sending it:

(a) in the case of a Member whose address recorded in the Register is not in Australia, by airmail post, facsimile transmission, electronic notification or in another way that ensures that it will be received quickly, as appropriate; and

(b) in any other case by ordinary post,

and is at the risk of the addressee as soon as it is given or posted.

A Member whose address recorded in the Register is not in Australia may specify in writing an address in Australia for the purposes of clause 97.

97.8 A certificate in writing signed by a Director, Secretary or other officer of the Company, or by any person that the Company has engaged to maintain the Register, that a document or its envelope or wrapper was addressed and stamped and was posted or given to a courier is conclusive evidence of posting or delivery by courier.

97.9 Subject to the Corporations Act the signature to a written notice given by the Company may be written or printed.

97.10 All notices sent by post outside Australia must be sent by prepaid airmail post.

97.11 A notice sent by post, courier, facsimile transmission or electronic notification to a Member's address shown in the Register or the address supplied by the Member to the Company for the purpose of sending notices to the Member is deemed to have been served notwithstanding that the Member has died, whether or not the Company has notice of his or her death.

98. Persons entitled to notice

98.1 Notice of every general meeting must be given to:

(a) every Member;

(b) every Director and Alternate Director;

(c) ASX; and

(d) the Auditor.

98.2 No other person is entitled to receive notice of a general meeting.

Audit and financial records

99. Company to keep financial records

99.1 The Directors must cause the Company to keep written financial records and to prepare financial documents and reports in accordance with the requirements of the Corporations Act and the ASX Listing Rules.

99.2 The Directors must cause the financial records and financial documents of the Company to be audited in accordance with the requirements of the Corporations Act and the ASX Listing Rules.

Winding up

100. Winding up

100.1 Nothing in this clause prejudices the rights of the holders of Shares issued on special terms and conditions.

100.2 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company:

(a) divide among the Members in kind all or any of the Company's assets; and

(b) for that purpose, determine how he or she will carry out the division between the different classes of Members,

but may not require a Member to accept any Shares or other securities in respect of which there is any liability.

100.3 The liquidator may, with the sanction of a special resolution of the Company, vest all or any of the Company's assets in a trustee on trusts determined by the liquidator for the benefit of the contributories.

Indemnity

101. Indemnity

101.1 To the extent permitted by law and subject to the restrictions in section 199A of the Corporations Act, the Company indemnifies every person who is or has been an officer of the Company against any liability (other than for legal costs) incurred by that person as an officer of the Company (including liabilities incurred by the officer as an officer of a subsidiary of the Company where the Company requested the officer to accept that appointment).

101.2 To the extent permitted by law and subject to the restrictions in section 199A of the Corporations Act, the Company indemnifies every person who is or has been an officer of the Company against reasonable legal costs incurred in defending an action for a liability incurred or allegedly incurred by that person as an officer of the Company (including such legal costs incurred by the officer as an officer of a subsidiary of the Company where the Company requested the officer to accept that appointment).

101.3 The amount of any indemnity payable under clauses 101.1 or 101.2 will include an additional amount (**GST Amount**) equal to any GST payable by the officer being indemnified (**Indemnified Officer**) in connection with the indemnity (less the amount of any input tax credit claimable by the Indemnified Officer in connection with the indemnity). Payment of any indemnity which includes a GST Amount is conditional upon the Indemnified Officer providing the Company with a GST tax invoice for the GST Amount.

101.4 The Directors may agree to advance to an officer an amount which it might otherwise be liable to pay to the officer under clause 101.1 on such terms as the Directors' think fit but which are consistent with this clause, pending the outcome of any findings of a relevant court or tribunal which would have a bearing on whether the Company is in fact liable to indemnify the officer under clause 101.1. If after the Company makes the advance, the Directors form the view that the Company is not liable to indemnify the officer, the Company may recover any advance from the officer as a debt due by the officer to the Company.

101.5 For the purposes of this clause 101, **officer** means:

(a) a Director; or

(b) a Secretary.

102. Shareholder disclosure

If a Member has entered into any arrangement restricting the transfer or other disposal of Shares and those arrangements are of the nature of arrangements which the Company is required to disclose under the ASX Listing Rules, then the Member must provide to the Company such

information that the Company requires and within the time that the Company requires, to comply with the Company's disclosure obligations.


PHOSPHAGENICS

26 June 2006



The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Professor J Mills

Attached for release to the market is an Appendix 3Y Notice advising of an increase in the entitlement of Professor Mills to the Company's ordinary fully paid shares. Such change in interest occurring on 20 June 2006 and arising from the purchase on-market of 18,000 ordinary fully paid Phosphagenics Limited shares at A$0.265 a share.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3y jm1 26 06 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MILLS, John
Date of last notice	27 MARCH 2005 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	NOT APPLICABLE
Name of registered holder (if issued securities)	NOT APPLICABLE
Date of change	NOT APPLICABLE
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NOT APPLICABLE
Interest acquired	NOT APPLICABLE
Interest disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NOT APPLICABLE
Interest after change	NOT APPLICABLE

26 June 2006

APPENDIX 3Y
Annexure "A"

26 June 2006

Schedule of Directors Interests

COMPANY NAME: Phosphagenics Limited

	PRESENT Appendix 3Y (26/06/06)		PREVIOUS Appendix 3Y (27/03/06)	
	SHARES	**OPTIONS**	SHARES	OPTIONS
ASX CODE	**POH**	**POHOB**	POH	POHOB
Name of Registered Holder(s)				
Prof. John Mills & Prof. Suzanne Mary Crowe (1)	**127,667**	**Nil**	127,667	Nil
Prof. John Mills & Prof. Suzanne Mary Crowe <Portsea Superannuation Fund A/C>(2)	**98,000**		80,000	Nil
TOTAL ENTITLEMENTS:	**225,667**	**Nil**	207,667	Nil
Total Issued Securities	**546,578,476**	**59,681,342**	546,578,476	59,674,478
Percentage entitlements	**0.0412**	**NIL**	0.038	NIL

COMMENTS:

1 Professor Mills has a legal and beneficial entitlement to the securities registered in the above joint holding with Professor Suzanne Mary Crowe. **NO CHANGE IN ENTITLEMENT TO: 127,667 shares.**

2 Professor Mills is a beneficiary under the **Portsea Superannuation Fund**.

Movement in Entitlements: Portsea Superannuation Fund

Balance, 24/03/06	80,000 shares
Acquisitions:	
Acquired through ON-MARKET PURCHASE on 20 June 2006 @ A$0.265 a share.	18,000 shares
Balance, per Appendix 3Y, 26/06/06	98,000 shares

poh\asx\3y (form) j mills 26 06 06


PHOSPHAGENICS

30 June 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re: Phosphagenics Limited

Executive Director & Chief Operating Officer.

Dr Ian Pattison has today stepped down as a Director of the Company and from his executive role as Chief Operating Officer to concentrate on the development of his vineyard properties located in Central Victoria.

Attached for release to the market is an Appendix 3Z Notice.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/ IDP 30 06 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PHOSPHAGENICS LIMITED**
ABN	**32 056 482 403**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Grant PATTISON
Date of last notice	27 May 2005 (3Y)
Date that director ceased to be director	30 June 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Refer Annexure "A:

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	**Number & class of securities**
Refer Annexure "A"	

Part 3 – Director's interests in contracts NIL

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

p\asx\3z igp 30 06 06

APPENDIX 3Z
Annexure "A"

30 June 2006

Schedule of Directors Interests

COMPANY NAME: Phosphagenics Limited

DIRECTOR : Ian Grant PATTISON

	PRESENT Appendix 3z (30/06/06)		PREVIOUS Appendix 3X (27/05/05)	
	SHARES	**OPTIONS**	SHARES	OPTIONS
ASX CODE	**POH**	**POHOB**	POH	POHOB
Name of Registered Holder(s)				
1 Ian Grant PATTISON & Philippa Eleanor PATTISON	**367,667**	**350,000**	367,667	350,000
2 Tannachy Pty Ltd	**60,000**	-	60,000	-
TOTAL ENTITLEMENTS:	**427,667**	**350,000**	427,667	350,000
Total Issued Securities	**546,758,476**	**59,674,478**	499,855,710	59,674,478
Percentage Entitlement	**0.0782 %**	**0.5865 %**	0.0856 %	0.5865 %

COMMENTS:

1 Dr I G Pattison has a legal and beneficial entitlement to the securities registered in the above joint holding with his wife Mrs E P Pattison;

2 Dr I G Pattison is a Director and shareholder of Tannachy Pty Ltd which acts as the Trustee for a family trust under which Dr Pattison is a beneficiary; &

3 Movement in Entitlement: NIL

+ See chapter 19 for defined terms.

poh\asx\3Z igp 30 06 06

+ See chapter 19 for defined terms.


PHOSPHAGENICS


SEC Mail Processing
Received
SEP 06 2006
Wash, D.C.
213
Section

3 July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re: **Phosphagenics receives ethics approval for Phase I clinical trials of its transdermal insulin delivery product**

Attached for release to the market is an announcement relating to a Phase 1 clinical trial utilising Phosphagenics' patented transdermal insulin delivery product, TPM-02/Insulin.

This trial follows on from the successful pre-clinical trials reported to the Exchange in May 2006 and is planned to commence in July 2006.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/phse 1 TIDP 03 07 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

Phosphagenics receives ethics approval for Phase I clinical trials of its transdermal insulin delivery product

Melbourne, VIC, Australia, 3rd July 2006
Phosphagenics Limited (ASX: POH) (AIM: PSG) today announced that it received Ethics Committee approval for a Phase I clinical trial of its transdermal insulin delivery product, TPM-02/Insulin. TPM-02/Insulin is being developed as a novel way of administering insulin to diabetics, and this trial - which is planned to commence this July - follows on from the successful preclinical trials that were reported on 25 May 2006 to the market.

In the proposed study, 20 healthy male volunteers will be randomly assigned to receive either TPM-02/Insulin or a placebo, applied in a single dose directly to the skin. The primary objective of this study is to assess the safety and tolerability of this unique delivery platform. Blood glucose and insulin levels will also be measured.

Dr Esra Ogru, Executive Director of Research and Development at Phosphagenics, said: "Ethics Committee approval of a Phase I clinical trial of insulin formulated with our proprietary transdermal carrier is an important milestone in the development of our topical insulin product. The Phase I trial will also provide clinical evidence of the effectiveness of Phosphagenics' technology in delivering larger peptide or protein drugs through the skin."

The principal investigator to the clinical trial will be Professor Leon Bach, senior endocrinologist at Alfred Hospital, and the co-investigator will be William Hsu MD, clinical investigator at the Joslin Diabetes Center of Harvard Medical School.

ENDS....

For further information please contact: Dr Esra Ogru, Executive Director Research & Development, Telephone: +61 3 9605 5900 or 0402 080 846.

Notes to Editors

About Phosphagenics' Transdermal Carrier
Phosphagenics' patented transdermal technology utilises existing dermal transport mechanisms to transport drugs across the skin without disrupting its surface. The company believes that they key advantages of the TPM delivery system include that it possess anti-inflammatory and anti-erythema properties, thus minimising skin irritation, and it has the ability to provide a sustained systemic delivery of a wide range of drugs, ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH).

About diabetes
Diabetes is an illness that occurs as a result of problems with the supply and effectiveness of the hormone insulin.

Digested food is turned into glucose, a form of sugar, which is used as the body's energy source. Insulin, which is produced in the pancreas, enables muscles and other tissues to absorb glucose from the bloodstream.

When an individual has diabetes, either their pancreas does not produce the insulin they need or their body cannot use its own insulin effectively. As a result, people with diabetes do not use enough of the glucose in the food they eat. This leads to the amount of glucose in the blood increasing, a condition referred to as "high blood sugar" or "hyperglycaemia". High levels of glucose in the blood can lead to medical complications.

The International Diabetes Foundation (IDF) estimates that direct and indirect healthcare costs associated with diabetes exceed US$153 billion globally. IDF believes that some costs are preventable through disease control and management that decreases the longer term costs of complications, such as blindness and vision impairment, cardiovascular disease and kidney failure. At present there is no cure for diabetes.

The world market for insulin is estimated to be worth more than US$5.5 billion per annum and growing.

About Phosphagenics Limited ("Phosphagenics")
Phosphagenics is a Melbourne-based biotechnology company focused on discovering new and cost effective ways to enhance the bioavailability, activity and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.


PHOSPHAGENICS

21 July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited
Grant of Options

Enclosed is an Appendix 3B Notice advising of the grant of options:

Employee Share Option Plan ("ESOP")

May 2011 options (23.46 cents)	2,600,000

Other

March 2011 options (24.0 cents)	500,000

In addition, the Company advises that 2 million non-vested August 2010 ESOP options have lapsed.

Following the above grant and lapse of options the Company's non-quoted securities consists of:

(A)	ESOP	- August 2010	(21.48 cents)	1,000,000
		- May 2011	(23.46 cents)	2,600,000
	TOTAL ESOP OPTIONS			**3,600,000**
(B)	**OTHER**	- March 2011	(24.0 cents)	**500,000**

As and when any or all of the above option are exercised the Company will seek approval for the quotation of the new shares as issued pursuant to such exercise of options.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\grant of options 21 07 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PHOSPHAGENICS LIMITED

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS - ESOP OPTIONS - OTHER
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,600,000 - ESOP MAY 2011 **(2,000,000) - ESOP AUGUST 2010*** 500,000 - OTHER MARCH 2011 *** ESOP OPTIONS LAPSED**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1 ESOP OPTIONS 2,600,000 — EXERCISE PRICE : A$0.2346; EXPIRY DATE : 22.05.11 2 OTHER OPTIONS 500,000 — EXERCISE PRICE ; A$0.24; EXPIRY DATE : 28 03 11

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1 "ESOP" OPTION AND "OTHER" OPTIONS: NO 2 HOWEVER, UPON EXERCISE OF THE OPTION THE SHARES ARISING FROM THE EXERCISE OF OPTIONS WILL RANK EQUALLY WITH EXISTING ORDINARY QUOTED SHARES
5	Issue price or consideration	ISSUE PRICE OF OPTIONS – NIL SEE PART 1(3) FOR EXERCISE PRICE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	2.6 MILLION OPTIONS UNDER ESOP. 500,000 ISSUED PURSUANT TO TERMS OF CONSULTANCY AGREEMENT WITH S J BAYERN & CO, INC, IN USA
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 JUNE 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	546,758,476	ORD (POH)
		59,646,712	OPTIONS, JUNE 2009 (POHOB)
		606,405,188	

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,600,000	ESOP - MAY 2011
		1,000,000	ESOP – AUGUST 2010
		500,000	OTHER - MARCH 2011
		4,100,000	TOTAL UNQUOTED OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ANY SHARES ARISING FROM THE EXERCISE OF THE NEWLY GRANTED OPTIONS WILL RANK EQUALLY WITH EXISTING ORDINARY SHARES

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

p\asx\3b grant of options 21 07 06

== == == == ==

+ See chapter 19 for defined terms.


PHOSPHAGENICS

24 July 2006



The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re: Phosphagenics commences Phase I clinical trial for its transdermal insulin delivery platform TPM-02/Insulin

Attached for release to the market is an announcement relating to the commencement of Phosphagenics' Phase 1 clinical trial utilising its patented transdermal insulin delivery product, TPM-02/Insulin.

This trial follows on from successful pre-clinical trials reported to the Exchange in May 2006 and Ethics approval announced earlier this month.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\TPM-02 insulin phase 1 study, 24 07 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

24 July 2006

ASX Announcement

Phosphagenics commences Phase I clinical trial for its transdermal insulin delivery platform TPM-02/Insulin

Melbourne, VIC, Australia, 24 July 2006
Phosphagenics Limited ("Phosphagenics") (ASX: POH) announced today that it has commenced a Phase I clinical trial of its transdermal insulin delivery product, TPM-02/Insulin. TPM-02/Insulin is being developed as a novel way of administering insulin to diabetics, and this trial follows on from the successful preclinical trials that were reported to the market on 25 May 2006.

The primary objective of this study is to assess the safety and tolerability of this unique delivery platform in delivering insulin through the skin. Blood glucose and insulin levels will also be measured as secondary outcomes. In the proposed study, 20 healthy male volunteers aged between 18 and 45 will be randomly assigned to receive either TPM-02/Insulin or a placebo gel, applied in a single dose directly to the skin. Patients will then be monitored for a period of 48 hours.

The trial, which is being conducted at The Alfred hospital (Melbourne, Australia) in accordance with ICH GCP standards, is expected to be completed by the end of July, with a full analysis anticipated by September 2006.

Dr Esra Ogru, Executive Director of Research and Development at Phosphagenics, said: "This Phase I trial will add further evidence to the safety and tolerability of Phosphagenics' technology in delivering larger peptide or protein drugs through the skin."

The principal investigator to the clinical trial will be Professor Leon Bach, senior endocrinologist at The Alfred hospital and the co-investigator will be William Hsu MD, clinical investigator at the Joslin Diabetes Center of Harvard Medical School.

ENDS....

For further information please contact: Dr Esra Ogru, Executive Director Research & Development, Telephone: +61 3 9605 5900 or 0402 080 846.


PHOSPHAGENICS

Notes to Editors

About Phosphagenics' Transdermal Carrier

Phosphagenics' patented transdermal technology (TPM) utilises existing dermal transport mechanisms to rapidly transport drugs across the skin without disrupting or damaging its surface. The company believes that the key advantages of this TPM delivery system include the fact that it possesses anti-inflammatory and anti-erythema properties, thus minimising skin irritation, and has the ability to provide a sustained systemic delivery of a wide range of drugs - ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) – from a single application. Additionally, the TPM delivery system can be cost-effectively manufactured in a wide range of presentations (e.g. gel, paste, liquid and powder) adding value to existing pharmaceuticals.

About diabetes

Diabetes is an illness that occurs when the body does not produce or properly use the hormone insulin.

Insulin, which is produced in the pancreas, enables muscles and other tissues to absorb and utilise glucose (a form of sugar) as the body's energy source.

When an individual has diabetes, either their pancreas does not produce the insulin they need or their body cannot use its own insulin effectively. As a result, people with diabetes do not use enough of the glucose in the food they eat. This leads to the amount of glucose in the blood increasing, a condition referred to as "high blood sugar" or "hyperglycaemia". High levels of glucose in the blood can lead to medical complications.

The International Diabetes Foundation (IDF) estimates that direct and indirect healthcare costs associated with diabetes exceed US$153 billion globally. IDF believes that some costs are preventable through disease control and management that decreases the longer term costs of complications, such as blindness and vision impairment, cardiovascular disease and kidney failure. At present there is no cure for diabetes.

The world market for insulin is estimated to be worth more than US$7.0 billion per annum and growing.

About Phosphagenics Limited ("Phosphagenics")

Phosphagenics is a Melbourne-based biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.


PHOSPHAGENICS

24 July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited
Exercise of Options - 9 June 2009

Following the receipt of an application to exercise options, the Board of Directors has allotted, in aggregate, and with effect from 24 July 2006, 4,950 new ordinary fully paid shares upon the exercise of 4,950 June 2009 options.

This allotment has increased the issued share capital to 546,763,426 shares (POH) and decreased the June 2009 options (POHOB) to 59,641,762 options.

In summary the issued securities of the Company now comprise:

	ASX CODE	
QUOTED		
Ordinary Shares	POH	546,763,426
June 2009 (20 cents)	POHOB	59,641,762
TOTAL QUOTED SECURITIES		606,405,188
UNQUOTED		
ESOP Options		3,600,000
Other Options		500,000
TOTAL UNQUOTED SECURITIES		4,100,000

Enclosed is an Appendix 3B Notice covering the issue of new shares and applying for the quotation of the shares under ASX Code : POH.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\exercise of options 24 07 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PHOSPHAGENICS LIMITED (FORMERLY VITAL CAPITAL LIMITED)

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,950
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE OF JUNE 2009 OPTIONS AT 20 CENTS EACH INTO ORDINARY FULLY PAID SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	EXERCISE PRICE OF 20 CENTS A SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PURSUANT TO THE EXERCISE OF JUNE 2009 OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	____________ 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
546,763,426	ORDS (POH)
59,641,762	JUNE 2009 OPTIONS (POHOB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,600,000 500,000	ESOP OPTIONS OTHER OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL NEW SHARES TO RANK EQUALLY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

24 JULY 2005

Sign here: .... Date: ....
(Company Secretary)

MOURICE GARBUTT

Print name: ....

p\asx\3b exercise of options 24 07 06

+ See chapter 19 for defined terms.



PHOSPHAGENICS



22 August 2006

Ms Julia Kagan
Adviser, Issuers (Melbourne)
Australian Stock Exchange Limited
Level 3, Stock Exchange Centre
530 Collins Street
Melbourne Vic 3000

Dear Julia

re: **Phosphagenics Limited – Price Query**

In response to your letter of 21 August the Company advises the following responses:

1. No

2. Not applicable

3. As previously disclosed in the Company's 2005 Annual Report and various announcements to the ASX since that time, Phosphagenics has accelerated its research programme, particularly its clinical (human) studies. In line with this acceleration, Phosphagenics anticipates that the operating loss before abnormal items and income tax for the half year ended 30 June 2006 will vary materially (about $1.2 million greater) from the previous corresponding period.

4. No

5. Phosphagenics suggests that the following may provide an explanation for the prices changes and increase in the volume of trading in the securities of the Company:

   (a) Phosphagenics is aware that during this period an offshore institutional investor acquired a parcel of Phosphagenics' shares.

   (b) As previously reported to the market on 24 July 2006 the Company commenced a pivotal Phase 1 clinical trial of its patented transdermal insulin delivery platform. That announcement stated that the trial was expected to be completed by the end of July with a full analysis anticipated by September 2006. The Company has no reason to expect that the receipt of the full analysis of the trial and any consequence announcement to the ASX will not be within the original time frame disclosed in the 24 July 2006 announcement. The Company is also expecting a preliminary report from the principal investigator shortly and will subsequently release details of this report.

6 We confirm the Company is in compliance with Listing Rules, and in particular Listing Rule 3.1.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\asx query 22 08 06


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/08/2006

TIME: 09:44:16

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Share Price Query

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 (03) 9614 0303
Internet http://www.asx.com.au

21 August 2006

Mourice Garbutt
Company Secretary
Phosphagenics Limited

By Email only

Dear Mourice

Phosphagenics Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a low of $0.29 on 7 August 2006 to $0.365 at the time of writing. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating loss before abnormal items and income tax so that the figure for the half year ended 30 June 2006 would vary materially from the previous corresponding period. If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary items for the half year ended 30 June 2006? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by return e-mail or by facsimile on **facsimile number (03) 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m.** E.S.T.) **on Tuesday**, 22 August 2006).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully,

Julia Kagan
Adviser, Issuers (Melbourne)


PHOSPHAGENICS

24 August 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re: Phosphagenics successfully delivers insulin across the skin in humans

Attached for release to the market is an announcement reporting the interim results from Phosphagenics' Phase 1 transdermal insulin clinical trial demonstrating that it had successfully delivered insulin through the skin utilising its patented TPM-02/Insulin delivery system. A final report is envisaged by September 2006.

This trial follows on from successful pre-clinical trials reported to the Exchange in May 2006.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/phse 1 TIDP 24 08 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Phosphagenics successfully delivers insulin across the skin in humans

No adverse reactions reported

Key points:

- TPM-02/Insulin applied as a gel delivered insulin through the skin and into the bloodstream
- TPM-02/Insulin significantly lowered blood glucose levels
- TPM-02/Insulin did not produce any adverse reactions
- TPM-02 carrier platform has now shown the ability to deliver large molecules (e.g. proteins) through the skin in humans

Phosphagenics Limited ("Phosphagenics") (ASX: POH) announced today the interim results from its Phase I transdermal insulin clinical trial, demonstrating that it had successfully delivered insulin through the skin in a way that could radically alter patient care for many diabetics around the world, especially those with Type 2.

From one topical application of TPM-02/Insulin applied as a gel, insulin was shown to safely penetrate the human skin and then be delivered into the blood stream over a sustained period of time.

Dr William Hsu, co-investigator for this trial and clinician at the Joslin Diabetes Center of the Harvard Medical School, Boston, USA, said the trial results are evidence of the safety and tolerability of TPM-02/Insulin and demonstrate that this technology can deliver large molecules such as proteins through the skin.

"The primary objective was to confirm the safety and tolerability of TPM-02/Insulin, and this was achieved with no adverse reactions," Dr Hsu said.

"The trial also demonstrated the ability of TPM-02/Insulin to deliver insulin into the blood stream at levels high enough to produce significant effects. This is a very impressive result, given that it was administered as a single dose to healthy volunteers.

"This technology could eventually transform and expand the world's multi-billion dollar insulin market by providing a non-invasive and effective treatment for many of the world's 194 million diabetics, the majority of which are classified as Type 2," he said.

In the study, 20 healthy male volunteers, aged between 18 and 45, fasted overnight and then randomly received a single dose of TPM-02/Insulin or a placebo gel, applied directly onto the skin. Volunteers were then monitored for a period of 48 hours to assess the primary endpoint of safety.

Conducted at the Centre for Clinical Studies in Melbourne, Australia, and in accordance with ICH GCP standards and under the guidance and supervision of Professor Leon Bach, blood glucose and insulin levels, and the insulin biomarker C-peptide were all measured as secondary endpoints.

"To see TPM-02/Insulin produce a statistically significant and sustained effect on key markers, such as blood glucose concentration, insulin, and C-peptide is very encouraging and warrants significant future development," Dr Hsu said.

Dr Esra Ogru, Executive Director of Research and Development at Phosphagenics, said that this was a milestone for Phosphagenics and allows it to now move rapidly into its next stage of development with TPM-02/Insulin.

"With this success we will now start exploring ways to apply this technology to other pharmaceutical products, as well as developing other routes of administration, such as oral and inhalation," Dr Ogru said.

Phosphagenics Managing Director, Harry Rosen added: "This result supports our recent focus on developing this novel patented technology. We expect this development to enhance international interest in Phosphagenics' technology as it is a key milestone in the delivery of large molecules effectively and safely through the skin."

ENDS....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics' Transdermal Carrier Technology

Phosphagenics' patented transdermal carrier technology (TPM) utilises natural dermal transport mechanisms to rapidly transport small and large molecules across the skin without disrupting or damaging its surface.

The Company believes that the key advantages of this delivery system includes the fact that it possesses anti-inflammatory and anti-erythema properties, thus minimising skin irritation, and has the ability to provide a sustained systemic delivery of a wide range of drugs – ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) – from a single application. Additionally, the TPM delivery technology can be cost-effectively manufactured in a wide range of presentations (e.g. gel, paste, liquid and powder) adding value to existing pharmaceuticals.

About Diabetes

Diabetes is an illness that occurs when the body does not produce or properly use the hormone insulin.

Insulin, which is produced in the pancreas, enables muscles and other tissues to absorb and utilise glucose (a form of sugar) as the body's energy source.

When individuals have diabetes, either their pancreas does not produce the insulin they need or their body cannot use its own insulin effectively. As a result, people with diabetes do not use enough of the glucose in the food they eat. This leads to the amount of glucose in the blood increasing, a condition referred to as "high blood sugar" or "hyperglycaemia". High levels of glucose in the blood can lead to medical complications.

The International Diabetes Foundation (IDF) estimates that direct and indirect healthcare costs associated with diabetes exceed $US153 billion globally. IDF believes that some costs are preventable through disease control and management that decreases the longer term costs of complications, such as blindness and vision impairment, cardiovascular disease and kidney failure. At present there is no cure for diabetes.

The world pharmaceutical market for diabetes is estimated to be worth more than $US18 billion per annum and growing.

About the TPM-02/Insulin Clinical Trial

Objectives

Conducted at the Centre for Clinical Studies (a division of Nucleus Network Limited, Melbourne, Australia) in accordance with ICH GCP standards, the primary objective of this study was to assess the safety and tolerability of this unique technology in delivering insulin through the skin.

Blood glucose, endogenous insulin, exogenous insulin and insulin C-peptide levels were also measured as secondary endpoints.

Study Outline

In a double blind study, 20 healthy male volunteers aged between 18 and 45 were fasted overnight and then randomly assigned to receive either TPM-02/Insulin or a placebo gel, applied in a single dose directly to the skin.

Two oral glucose tolerance tests (OGTT) were conducted 4 hours apart.

Blood was collected at intervals of between 15 and 30 minutes for up to 9 hours. Plasma samples were analysed for glucose, insulin and C-peptide.

Conducted over one week, subjects were directly monitored for a total of 48 hours after the initial application.

Key Results

i) Blood Glucose Concentration vs Time


Blood Glucose Concentration vs Time
OGTT#
OGTT
Control
Treated (TPM-02/Insulin)
Glucose conc'n (mM)
8.5
8
7.5
7
6.5
6
5.5
5
4.5
4
3.5
3
-1
0
1
2
3
4
5
6
7
8
9
Time (hours)
# p < 0.05
OGTT= Oral Glucose Tolerance Test

ii) Blood Insulin (Endogenous) levels vs Time


Blood Insulin (Endogenous) Concentration vs Time
OGTT#
OGTT
Control
Treated (TPM-02/Insulin)
Endogenous Insulin con'c (microU/ml)
55
50
45
40
35
30
25
20
15
10
5
0
-1
0
1
2
3
4
5
6
7
8
9
Time (hours)
# p < 0.05
OGTT= Oral Glucose Tolerance Test

iii) Blood C-peptide vs Time


C-peptide vs Time
OGTT#
OGTT
Control
Treated (TPM-02/Insulin)
Blood C-peptide concentration (pmol/L)
3000
2500
2000
1500
1000
500
0
-1.0
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
Time (hours)
# p < 0.05
OGTT= Oral Glucose Tolerance Test

iv) Blood Insulin (Exogenous i.e. Lispro) Concentration

Exogenous insulin (Lispro) was detected utilising a commercially available kit. Further analysis of this data is currently underway.

Discussion of results

The primary objective of the study was achieved by demonstrating the safety of the application of the gel. The secondary objective, that insulin can be delivered through the skin into the bloodstream without breaking the skin, and can be effective in its role of regulating blood glucose levels, has also been clearly demonstrated.

The oral glucose tolerance test is designed to assess how well the body utilises glucose after it has been absorbed from the gut into the circulation. The response to the oral glucose tolerance test by the subjects that received the insulin gel treatment clearly tended to be that of a lowering of blood glucose compared to the subjects that received the placebo gel. This is seen in the first graph when comparison is made of the area under the curve (AUC) for both treatments: the treated group has a significantly smaller curve for both treatments: the treated group has a significantly smaller than the placebo group ($p<0.05$), indicating that less glucose accumulates in the blood. The lesser amount of glucose most likely reflects the presence of the extra insulin that was delivered by the gel, relative to the body's own supply of insulin. The second oral glucose tolerance test also suggests that the effect of the gel treatment was sustained for at least 6 hours.

The endogenous blood insulin levels that were measured are shown in the second graph, and were obtained by measuring the amounts of endogenous insulin. The area under the curve was significantly decreased in the group of subjects that received the insulin gel ($p<0.05$). An interpretation from this response is that the body released less of its own insulin from the pancreas because of the presence of the additional insulin that was received from the gel.

C-peptide is secreted from the pancreas together with, and in equimolar amounts, to insulin (i.e., an equal number of each molecule). The C-peptide and insulin molecules are protein chains that are split from the molecule proinsulin (an inactive precursor to insulin). This makes C-peptide useful as a reliable marker of insulin production and release by the pancreas. Once insulin is injected into the body to increase its level in the blood, this signals the pancreas to release less insulin. Therefore, delivery of insulin into the blood is shown by lowered blood C-peptide levels, and the assay of C-peptide was used as further proof of delivery.

The profiles for C-peptide show significantly lower levels present in the treated group compared to placebo ($p<0.05$). This lower amount of C-peptide also strongly suggests that less endogenous insulin was secreted; again, this indicating that it was a result of the body needing to release less insulin from the pancreas because the gel delivered its insulin into the circulation.

The type of insulin that was used in the gel formulation was a fast-acting type, with a normal time-course of action after injection of only 1.5 - 3 hours. These results strongly suggest that the activity after application is sustained for at least 6 hours, supporting the belief held by Phosphagenics that the gels based on TPM can produce a "reservoir" of drug within the skin, for slow release into the blood.

Summary

The outcomes of the trial show that the glucose, endogenous insulin and C-peptide responses by the body to the oral glucose tolerance test are significantly reduced by the transdermal delivery of insulin in the gel TPM-02/Insulin. The study also shows that the exogenous insulin Lispro was delivered systemically through the skin. The implication from this is that the insulin was absorbed and stimulated the uptake of ingested glucose into target organs such as muscle and liver, and as a consequence the production of endogenous insulin, in response to high glucose, was reduced. The blood concentrations of C-peptide, a substance secreted by the pancreas simultaneously with insulin, were also lower in the subjects that received the transdermal gel, indicating a decreased need for the body to release its own insulin in these subjects.

The broader implications are that:

- a novel delivery system for insulin that does not injure the skin is real;
- the delivery platform using TPM technology can produce sustained delivery;
- there is likely to be an extensive suite of drugs that were previously not deliverable through the skin, that can now be delivered with the platform; and
- the TPM-02 platform may also be applicable for delivering large molecules via other routes of administration.

A final report that will include a detailed analysis of exogenous insulin concentrations is envisaged by September, 2006.

About Clinical Trials
Once a pharmaceutical or pharmaceutical delivery system has successfully passed what is known as the "proof-of-concept" and "pre-clinical" stages of its development, there are three phases of clinical trials that are then undertaken in humans to bring the product to market. These are:

Phase I
A phase I clinical trial is where a new product is tested for the first time on humans and usually involves a relatively small number volunteers (up to 100). The purpose of such a trial is to determine the safe dosage levels in humans as well as to learn how the drug is processed in the body. Whilst such a study normally involves healthy volunteers, this is not always the case.

Phase II
A phase II clinical trial is designed to test a products' efficacy in volunteers who have the disease being studied. Usually involving several hundred people (100-500), this phase of clinical evaluation also continues to further examine any safety considerations for the drug or delivery mechanism being examined.

Phase III
A phase III clinical trial is normally the final stage of clinical development before a product can be brought to market. Normally it involves many hundreds of volunteers with the purpose being to confirm the efficacy and safety compared to other currently available treatments and standards of care.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Contact details:
Dr Esra Ogru
Phosphagenics Ltd
Executive Director Research & Development
+61 3 9605 5900 or +61 (0)402 080 846

Mr Harry Rosen
Phosphagenics Ltd
Managing Director
+61 3 9605 5900 or +61 (0)421 322 757


PHOSPHAGENICS

29 August 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re: **Phosphagenics Sign Agreement with Major Cosmetic Company**

Attached for release to the market is an announcement advising that Phosphagenics Limited has signed an agreement with a one of the world's largest cosmetic companies.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\cosmetic company (2) 29 08 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

Phosphagenics Sign Agreement with Major Cosmetic Company

Phosphagenics Limited ("Phosphagenics") (ASX Code: POH) announced today that it has entered into a Material Transfer Agreement with one of the world's largest cosmetic companies to test the feasibility of using Phosphagenics' platform technologies to enhance the delivery of cosmetic compounds.

Harry Rosen, managing director of Phosphagenics, said that this agreement is a further example of the worldwide interest and recognition that Phosphagenics' platform technology is receiving, and demonstrates its applicability to other fields besides pharmaceuticals.

"This is a positive development for Phosphagenics. To engage in compound testing with one of the world's leading cosmetic researcher and producer is a significant step forward and opens the door to further commercial partnerships in the cosmetic industry," Mr Rosen said.

"It has been an exciting few months for Phosphagenics, having now signed developmental agreements with the world's leading food company (Nestle Nutrition), the world's largest transdermal delivery company (ALZA Corporation), and now with one of the world's leading cosmetic companies.

"We are looking forward to capitalising on these and other commercial opportunities in the near future," he said.

Ends...

For further information contact Harry Rosen, Managing Director, Phosphagenics +61 3 9605 5900

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com


PHOSPHAGENICS


SEC MAIL
RECEIVED
WASH, D.C.
SECTION

29 August 2006

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sirs

re : Phosphagenics Limited

Half-Yearly Report : Appendix 4D

Enclosed for release to the market is the Company's report for the half-year ended 30 June 2006 inclusive of the audited Condensed Income Statement, Condensed Balance Sheet, Condensed Cash Flow Statement and Notes thereto.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\half-yearly report 30 06 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Phosphagenics Limited

(ABN 32 056 482 403)

Appendix 4D

Half Year Report for the period ended on 30 June 2006

Table of Contents

Section 2: HIGHLIGHTS OF RESULTS, DIVIDENDS & ANALYSTS INFORMATION

The following comment is to be read in conjunction with the summarised results report:

The results for the half-year period ended 30 June 2006 reflect:

The decision taken by the Board of Directors in the December half year of financial year 2005 to accelerate the Company's Research & Development programme given the highly successful and encouraging results achieved by the Company's scientific team at Monash University in Melbourne.

As is noted in the accompanying Directors' Report this decision to accelerate the R & D programme enabled the Company to announce the following important results:

- *Successfully delivered peptides (e.g insulin) transdermally in large animals*
- *Started a multi phase transdermal morphine study, continuing from the Phase 1 study completed last year*
- *Concluded a Collaboration Agreement with Nestle for development of Phospha E for food and beverage markets*
- *Strengthened the Company's collaborative agreement with Alza Corporation*
- *Extended the Company's delivery technologies to routes of administration other than transdermal, e.g. oral*

Since the end of the June half-year period the Company has continued its accelerated research programme and, as announced on 24 August 2006, has achieved what Directors consider to be a pivotal breakthrough with the success of the Phase 1 clinical (human) trial in delivering insulin through the skin thereby demonstrating the ability of the Company's patented transdermal delivery product, TPM-02, to deliver large molecules through the skin. Full details of the results announced on 24 August 2006 can be viewed on the Company's website at: **www.phosphagenics.com**

In addition,and as announced in May, the Company has commenced the construction of production plant facilities in Melbourne which will permit a substantial increase in the Company's ability to produce tocopheryl phosphates.

During the period the Company established an American Depository Receipts –Level 1 Facility in the USA for 'over-the-counter' trading in the Company's securities and, in the UK, a certificated branch shares register.

As a result of the above, the Company has increased expenditures on the scientific and capital expenditures and recorded for the 6 months ended 30 June 2006,an after tax loss of $3.118 million (2005: $1.960 million). The increase in the loss incurred for the period being due principally to the additional R &D of $2.5 m(2005:$1.7m); associated consulting cost of $0.6 m (2005: $0.5 m)and staffing expenditures of $0.8 m (2005: $0.5 m).

Appendix 4D

PHOSPHAGENICS LIMITED

ABN 32 056 482 403

Half Year Report
Period Ended 30 June 2006

(Previous Corresponding Period: Half year ended 30 June 2005)

Results for announcement to the market

$A'000

		6 months 30 June 2006	6 months 30 June 2005
Revenues from ordinary activities	Down 8%	1,665	1,814
Profit (Loss) from ordinary activities after tax attributable to members	(Up 59%)	(3,118)	(1,960)
Net profit (Loss) for the period attributable to members	(Up 59%)	(3,118)	(1,960)

Dividends (distributions)	Amount per security	Franked amount per security
6 months ended 30 June 2006 N/A	-	N/A ¢
6 months ended 30 June 2005 N/A	-	N/A ¢

Record date for determining entitlements to the dividend	N/A

Brief explanation necessary to enable the figures above to be understood:

For the 6 months ended 30 June 2006 the Company returned an after tax loss of $3,118,432 (2005: $1,960,467).

During the period, the Company continued and accelerated its research programme with the following results:

- successfully delivering peptides e.g. insulin transdermally in large animals
- started a multi phase morphine study, continuing from Phase 1 study completed last year
- concluded a Collaboration Agreement with Nestle for development of Phospha E for food and beverage markets
- strengthened the Company's collaborative agreement with Alza Corporation
- extended the Company's drug delivery technologies to other routes of administration e.g. oral

To examine in detail the information referred to above please visit the Company's recently upgraded website at: www.phosphagenics.com or contact the Company by telephone +613 9606 5900 or by facsimile +613 9605 5999

Net Tangible Assets Per Security

Net tangible assets per security (with the comparative figure for the previous corresponding period):

	30 June 2006	30 June 2005
Net tangible assets per security	1.82 Cents	1.06 Cents

Section 3: STATUTORY SECTION 320 ACCOUNTS

As attached and inclusive of a full set of accounts per AASB 134 together with the Audit Review report.

3.1 Directors' Report & Declaration
3.2 Audit Review & Audit Independence Statement
3.3 Financial Report for the Half-Year ended 30 June 2006 including Notes

Phosphagenics Limited

ABN 32 056 482 403

Half-Year Report

for the half-year ended 30 June 2006

Contents

Directors' Report

The Directors of Phosphagenics Limited submit their report for the half-year ended 30 June 2006.

DIRECTORS

The names and particulars of the Directors of Phosphagenics Limited in office at any time during or since the end of the period:

Currently in Office:

ASSOCIATE PROFESSOR ANDREW LANCELOT VIZARD (AGED 48 YEARS) BVSC (HONS) MVPM NON EXECUTIVE INDEPENDENT DIRECTOR SINCE JULY 1999 AND CHAIRMAN SINCE OCTOBER 2000
LAST RE-ELECTED MAY 2005

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, the Australian Poultry Industry Cooperative Research Centre and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation. No other listed directorships have been held within the past 3 year period.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Pty Ltd group.

HARRY ROSEN (AGED 59 YEARS) B.A (PSYCHOLOGY)., LLS.B.
EXECUTIVE DIRECTOR APPOINTED TO THE BOARD IN JUNE 1999
APPOINTED MANAGING DIRECTOR DECEMBER 2005
LAST RE-ELECTED MAY 2004

Mr Rosen is Managing Director of Phosphagenics Limited and is a practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.
No other listed directorships have been held within the past 3 year period.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Directors' Report continued

JONATHAN LANCELOT ADDISON (AGED 53 YEARS) B.EC (TAS), ASIC, CFTP (SNR) NON EXECUTIVE DIRECTOR SINCE NOVEMBER 2002
LAST RE-ELECTED MAY 2005

Mr Addison has over 27 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited being 4.36 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds non-executive directorships with Austcorp Capital Funds Management Limited, African Enterprise Limited, Hawksbridge Limited and Global Masters Fund Limited.
No other listed company directorships have been held during the last 3 year period.

PROFESSOR JOHN MILLS (AGED 66 YEARS) BS, MD, FACP, FRACP
NON-EXECUTIVE INDEPENDENT DIRECTOR SINCE MARCH 2004
LAST RE-ELECTED MAY 2004

Professor Mills has a long and distinguished career in medical research, clinical medicine and biomedical business. In addition to his position as a non-executive director of Phosphagenics, he is Managing Director of Narhex Life Sciences (ASX: NLS) and Executive Chairman of Narhex's wholly-owned Swedish subsidiary, Cavidi AB. He is also a non-executive director of GBS Venture Partners Pty Ltd, and TissuPath Pty Ltd, and has previously been a non-executive director and Chairman of AMRAD Corporation. He holds professorial appointments at Monash University and RMIT, and is a consulting physician at the Alfred and Austin hospitals in Melbourne.

Professor Mills has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee and is also a member of Phosphagenics Limited's Scientific Advisory Board.

DR ESRA OGRU (AGED 31 YEARS) BSC (HONS) PHD
EXECUTIVE DIRECTOR RESEARCH & DEVELOPMENT
SINCE OCTOBER 2005
LAST RE-ELECTED MAY 2006

Dr Ogru is responsible for the co-ordination and management of pre-clinical and clinical research for Phosphagenics.

After receiving her PhD in Biochemistry from Monash University, Dr Ogru conducted postdoctoral research at Monash University, Department of Biochemistry and Molecular Biology, where she was a member of the Obesity and Diabetes research group involved in the pre-clinical and clinical development of anti-obesity peptides.

Dr Ogru is experienced in many aspects of academic and commercial research and has publications in peer-reviewed journals.

Directors' Report continued

MICHAEL DAVID PRESTON (AGED 60 YEARS) M.A., F.C.A.
NON-EXECUTIVE DIRECTOR SINCE NOVEMBER 2004
LAST RE-ELECTED MAY 2005

Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

DIRECTOR RESIGNING DURING THE PERIOD

DR IAN GRANT PATTISON (AGED 56 YEARS) BSC. (HONS) PHD.
CHIEF OPERATING OFFICER, DIRECTOR SINCE DECEMBER 2005
LAST RE-ELECTED MAY 2006

Prior to joining Phosphagenics Limited Dr Pattison was the Asia/Pacific Director in charge of the Nutrition and Health Division of Cognis, a large German based specialty chemical company.

Previously he was Managing Director of Betatene, an innovative Australian company, which has led the world in the production and sale of natural beta-carotene from algae.

Dr. Pattison's earlier career was in the Australian mining industry in various research, operating, engineering, marketing and management positions. He graduated from the University of Melbourne, with BSc (Hons) and PhD. No other listed directorships have been held within the past 3 year period.

On 4 March 2004, Dr Pattison was appointed as a Director of Phosphagenics and of Vital Health Sciences Pty Ltd.

Dr. Pattison resigned as Chief Operating Officer and as a Director of Phosphagenics and Vital Health Sciences Pty Ltd on 30 June 2006.

Company Secretary

The following person held the position of Company Secretary during and at the end of the financial period:

MOURICE GARBUTT CPA, FCIS, JP

PRINCIPAL ACTIVITIES

The principal activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

RESULTS

For the 6 months ended 30 June 2006, the Company returned an after tax loss of $3.118 million (2005: $1.960 million). The increase in the loss incurred for the period is due principally to the additional research that the Company has undertaken and arising from the decision taken by Directors in the December half of 2005 to bring forward the R & D programme given the highly successful results achieved by the Company's scientific team at Monash University.

On a comparative basis research expenditures rose from $1.77 million in 2005 to $2.481 million for the current six month period to June 2006; refer the summary in the **Review and Results of Operations** set out below.

Since the end of the June half-year period the Company has continued its accelerated research programme and, as announced on 24 August 2006, has achieved what Directors consider to be a pivotal breakthrough with the success

Directors' Report continued

of the Phase 1 clinical (human) trial in delivering insulin through the skin thereby demonstrating the ability of the Company's patented transdermal delivery product, TPM-02, to deliver large molecules through the skin. Full details of the results announced on 24 August 2006 can be viewed on the Company's website at: **www.phosphagenics.com**

DIVIDENDS

The Directors have not recommended the payment of any dividends and no dividends were declared, paid or reinvested in the period to 30 June 2006.

REVIEW AND RESULTS OF OPERATIONS

During the period, the Company continued with and accelerated its research programme with the following important results:

- Successfully delivered peptides (e.g insulin) transdermally in large animals
- Started a multi phase transdermal morphine study, continuing from the Phase 1 study completed last year
- Concluded a Collaboration Agreement with Nestle for development of Phospha E for food and beverage markets
- Strengthened the Company's collaborative agreement with Alza Corporation
- Extended the Company's delivery technologies to routes of administration other than transdermal, e.g. oral
- Established an American Depository Receipt – level 1 facility in USA.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

During the period to 30 June 2006 there was no significant change in the state of affairs of the consolidated entity other than that referred to in the half-year report or notes thereto.

SIGNIFICANT EVENTS AFTER BALANCE DATE

There has not been any matter or circumstance, other than that referred to in the half-year report and notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly this information has not been disclosed in this report.

Directors' Report continued

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

REGISTERED OFFICE

Level 2, 90 William Street, Melbourne, Victoria 3000

Signed in accordance with a resolution of the Board of Directors:

Associate Professor
Andrew Lancelot Vizard
Chairman and Independent Director

Dated this 29 day of August 2006



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our review of the financial report of Phosphagenics Limited for the half-year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Don Brumley
Partner
29 August 2006

Condensed Income Statement

for the half-year ended 30 June 2006

		Consolidated	
		2006	**2005**
	Notes	**$'000**	**$'000**
Sales revenue	4a	202	-
Finance revenue	4a	316	153
Other income	4a	1,147	1,661
Depreciation		(64)	(30)
Amortisation		(8)	(3)
Salaries and employee benefits expense	4b	(860)	(551)
Consulting and professional services		(649)	(465)
Research and development expenses		(2,481)	(1,770)
Other expenses	4c	(721)	(955)
Loss before income tax		**(3,118)**	**(1,960)**
Income tax (expense)/credit	5	-	-
Net loss attributable to members of the parent		**(3,118)**	**(1,960)**
Earnings per share (cents per share)			
- basic, for profit for the half-year attributable to ordinary equity holders of the parent		(0.57 cents)	(0.39 cents)
- diluted, for profit for the half-year attributable to ordinary equity holders of the parent		(0.57 cents)	(0.39 cents)

Condensed Balance Sheet

as at 30 June 2006

		Consolidated	
		As at 30 June 2006	As at 31 December 2005
	Notes	$'000	$'000
ASSETS			
Current Assets			
Cash and cash equivalents	7	8,971	13,189
Trade and other receivables		1,433	1,003
Inventories		59	66
Prepayments		99	390
Total Current Assets		**10,562**	**14,648**
Non-current Assets			
Intangible Assets		121,846	121,552
Goodwill		34,261	34,261
Property, plant and equipment		845	611
Total Non-current Assets		**156,952**	**156,424**
TOTAL ASSETS		**167,514**	**171,072**
LIABILITIES			
Current Liabilities			
Trade and other payables		1,414	1,623
Government grants		-	356
Provisions		22	38
Total Current Liabilities		**1,436**	**2,017**
Non-current Liabilities			
Deferred tax liabilities		36,918	36,918
Total Non-current Liabilities		**36,918**	**36,918**
TOTAL LIABILITIES		**38,354**	**38,935**
NET ASSETS		**129,160**	**132,137**
EQUITY			
Contributed Equity	12	145,306	145,306
Retained earnings		(44,146)	(41,028)
Reserves		28,000	27,859
Total Equity		**129,160**	**132,137**

Condensed Cash Flow Statement

for the half-year ended 30 June 2006

		Consolidated	
		2006	2005
	Notes	$'000	$'000
Cash flows from operating activities			
Receipts from customers and related parties		625	1,141
Payments to suppliers and employees		(4,864)	(3,786)
Net cash flows from used in operating activities		**(4,239)**	**(2,645)**
Cash flows from investing activities			
Interest received		316	161
Purchase of property, plant and equipment		(295)	(25)
Net cash flows from investing activities		**21**	**136**
Cash flows from financing activities			
Proceeds from exercise of options		-	8
Net cash flows from financing activities		**-**	**8**
Net increase (decrease) in cash and cash equivalents		(4,218)	(2,501)
Cash and cash equivalents at beginning of the period		13,189	7,222
Cash and cash equivalents at end of the period	7	**8,971**	**4,721**

Condensed Statement of Changes in Equity

for the half-year ended 30 June 2006

	Consolidated				
	Ordinary shares	**Employee Benefits Reserve**	**Revaluation Reserve**	**Retained earnings**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Balance at 1 January 2006	145,306	47	27,812	(41,028)	132,137
Loss for the period	-	-	-	(3,118)	(3,118)
Total income and expense for the period.	-	-	-	(3,118)	(3,118)
Employee equity settled benefits	-	141	-	-	141
Balance at 30 June 2006	**145,306**	**188**	**27,812**	**(44,146)**	**129,160**
Balance at 1 January 2005	134,731	-	31,096	(33,704)	132,123
Loss for the period	-	-	-	(1,960)	(1,960)
Total income and expense for the period.	-	-	-	(1,960)	(1,960)
Exercise of options	10	-	-	-	10
Balance at 30 June 2005	**134,741**	**-**	**31,096**	**(35,664)**	**130,173**

Notes to the Financial Statements

for the half-year ended 30 June 2006

1. Corporate information

The financial report of Phosphagenics Limited for the half-year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 28 August 2006.

Phosphagenics Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in Note 3.

2. Summary of significant accounting policies

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial report of Phosphagenics Limited as at 31 December 2005.

It is also recommended that the half-year financial report be considered together with any public announcements made by Phosphagenics Limited during the half-year ended 30 June 2006 in accordance with the continuous disclosure obligations arising under the *Corporations Act 2001.*

a) Basis of Preparation

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001,* applicable Accounting Standards, including AASB 134 *Interim Financial Reporting* and other mandatory professional reporting requirements. The half-year financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest dollar ($) unless otherwise stated under the option available to the company under ASIC Class Order 98/0100.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

b) Significant accounting policies

The half-year consolidated financial statements have been prepared using the same accounting policies as used in that annual financial statements for the year ended 31 December 2005, except for the adoption of amending standards mandatory for annual periods beginning on or after 1 January 2006, as described in Note 2(d).

2. Summary of significant accounting policies (cont)

c) Changes in accounting policies

Australian Accounting Standards and UIG Interpretations that have recently been amended and are effective from 1 January 2006 are outlined in the table below.

Reference	Title	Summary	Application Date of Standard	Impact on Group Accounting Policies	Application Date
AASB 2005-1	Amendments to Australian Accounting Standards	Amendment to AASB 139 to allow the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in certain circumstances.	For annual reporting periods beginning on or after 1 January 2006	A highly probable forecast intra-group transaction denominated in a currency other than the entity's functional currency, can be designated as a hedged item in the consolidated accounts, with the resulting gain or loss from the hedge recognised in the consolidated result. For the half-year ended 30 June 2006, there has been no financial impact.	01-Jan-06
AASB 2005-4	Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038]	Amendments relate to the restriction on designating fianancial instruments at fair value through profit & loss.	For annual reporting periods beginning on after 1 January 2006.	No change in accounting policy required as the items that are designated at fair value through profit or loss are classified as held for trading and as such is not impacted by the restriction.	01-Jan-06
AASB 2005-5	Amendments to Australian Accounting Standards [AASB 1 & AASB 139]	Consequential amendments made to AASB 1 due to the issue of UIG Interpretations 4 Determining whether an Arrangement contains a Lease. Consequential amendments made to AASB 139 due to the issue of UIG Interpretations 5 Rights to Interests arising from Decommisioning, Restoration and Environmental Rehabilitation Funds.	For annual reporting periods beginning on or after 1 January 2006	These requirements are consistent with the Group's existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	01-Jan-06
AASB 2005-6	Amendments to Australian Accounting Standards [AASB 3]	The definition of 'contribution by owners' is removed and the AASB 3 scope exclusion for business combination involving entities or businesses under common control is adopted.	For annual reporting periods beginning on or after 1 January 2006	These requirements are consistent with the Group's existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	01-Jan-06

2. **Summary of significant accounting policies (cont)**

c) **Changes in accounting policies (continued)**

Reference	Title	Summary	Application Date of Standard	Impact on Group Accounting Policies	Application Date
AASB 2005-9	Amendments to Austalian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]	The amendments to all four standards provide guidance as to which standard applies to financial guarantee contracts under certain circumstances.	For annual reporting periods beginning on or after 1 January 2006	All financial guarantees given from the parent to its subsidiaries will be required to be accounted for under AASB's 132 & 139. These requirements are consistent with the Group's existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	01-Jan-06
AASB 2006-1	Amendments to Australian Accounting Standards [AASB 121]	The amendment clarifies the requirements relating to an entity's investment in foreign operations and assists the financial reporting of entities with investments in operations that have a different functional currency.	For annual reporting periods ending on or after 31 December 2006	These requirements are consistent with the Group's existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	01-Jan-06
UIG 4	Determining whether an Arrangement contains a lease	Specifics criteria for determining whether an arrangement is, or contains, a lease.	For annual periods beginning on or after 1 January 2006	These requirements are consistent with the Group's existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	01-Jan-06

d) **Basis of consolidation**

The consolidated half-year financial statements comprise the financial statements of Phosphagenics Limited and its subsidiaries as at 30 June 2006 ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Investments in subsidiaries are carried in the parent's balance sheet at the lower of cost and recoverable amount.

e) **Goodwill**

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

2. Summary of significant accounting policies (cont)

e) Goodwill (cont)

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

f) Intangible assets

Acquired both separately and from a business combination

Intangible assets acquired separately are capitalized at cost and from a business combination are capitalized at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement through the "administrative expenses" line item.

Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite lived intangibles annually, either individually or at the cash-generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

2. Summary of significant accounting policies (cont)

f) Intangible assets (cont)

A summary of the policies applied to the Group's intangible assets is as follows:

	Other Identifiable intangibles	**Development Costs**
Useful lives	Finite	Finite
Method used	Amortised over legal patent term	15 years – straight line
Internally generated/acquired	Acquired	Internally generated
Impairment test/ recoverable amount testing	Annually and where an indicator of impairment exists	Amortisation method reviewed at each financial year end; Reviewed annually for indicator of impairment

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognised.

(g) Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date. The deferred tax liability recorded in the accounts relate principally to the patents and licences that the Company has.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

3. SEGMENT REPORTING

The Group comprises the following business segments:

- Nutraceuticals – licensing of dietary supplements, production and sale of products for the personal care industry.
- Pharmaceuticals – licensing of pharmaceuticals and transdermal technologies.

Business Segments

The following table presents revenue and profit information regarding business segments for the half-year periods ended 30 June 2006 and 30 June 2005.

	Continuing Operations			*Total Operations*
	Nutraceuticals	Pharmaceuticals	Other	Total
Half-year ended 30 June 2006				
Segment revenue	660	647	358	1,665
Segment result	243	(1,981)	(1,380)	(3,118)
Half-year ended 30 June 2005				
Segment revenue	582	1,037	195	1,814
Segment result	(72)	(678)	(1,210)	(1,960)

4. REVENUES AND EXPENSES

	Consolidated	
	2006	2005
	$'000	$'000
a) Income		
Sales revenue	**202**	**-**
	-	
Interest revenue	316	153
Total finance revenue	**316**	**153**
Income from Start grant	444	1,037
Royalties	338	582
Rental Revenue	41	42
Other income	324	-
Total other income	**1,147**	**1,661**
Total income	**1,665**	**1,814**
b) Salaries and employee benefits expense		
Salaries and wages	(660)	(456)
Superannuation	(59)	(95)
Employee equity settled benefits	(141)	-
Total salaries and employee benefits expense	**(860)**	**(551)**
c) Other expenses		
Administration expenses	(194)	(731)
Occupancy and Communication expenses	(229)	(79)
Other operating expenses	(298)	(145)
Total other expenses	**(721)**	**(955)**

d) Seasonality of Operations

Phosphagenics Limited operations are not affected by seasonality.

5. INCOME TAX

The major components of income tax expense for the half-year ended 30 June 2006 and 30 June 2005 are:

	Consolidated	
	2006	2005
Consolidated Income Statement	**$'000**	**$'000**
Current income tax		
Current income tax credit/(expense)	-	-
Adjustments in respect of current income tax of previous years.	-	-
Deferred income tax		
Relating to origination and reversal of temporary differences	-	-
Income tax reported in the consolidated income statement	-	-

6. DIVIDENDS PAID AND PROPOSED

There were no dividends declared or paid during the half year ended 30 June 2006. (2005: NIL)

7. CASH AND CASH EQUIVALENTS

	Consolidated	
	30 June 2006	31 December 2005
	$'000	$'000
For the purposes of the half-year condensed cash flow statement, cash and cash equivalents are comprised of the following:		
Cash at bank and in hand	971	3,189
Term deposits	8,000	10,000
	8,971	**13,189**
Bank overdrafts	-	-
	8,971	**13,189**

8. SHARE BASED PAYMENTS

During the six months ended 30 June 2006, 2,600,000 share options were granted under the Employee Share Option Plan and 500,000 POH share options were issued pursuant to a consultancy agreement. The exercise price of the options of $0.2346 and $0.24 respectively is equal to the market price of the shares at the date of grant. The options will become exercisable between 28 April 2006 and 1 January 2008. The fair value of the options granted is estimated as at the date of grant using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the half-year ended 30 June 2006 and 2005:

	30 June 2006	30 June 2005
Dividend yield (%)	-	-
Expected volatility (%)	49.0	-
Risk-free interest rate (%)	5.67	-
Early exercise multiple/expected life	5.0	-
Contractual life (years)	5.0	-

The estimated fair value of each option at grant date is $0.091 (ESOP) and $0.089 (POH)

9. INVENTORIES

There were no inventory write-downs recognised as an expense during the half-year ended 30 June 2006 (2005: NIL).

10. PROPERTY, PLANT & EQUIPMENT

Acquisitions and disposals

During the half-year ended 30 June 2006, the Group acquired assets with a cost of $273,953 (2005: $19,435). The Company commenced construction of plant at Clayton to enable the Company to undertake production of Vital ET.

There were no disposals by the Group during the half-year ended 30 June 2006 (2005:NIL).

11. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At 30 June 2006 the Group has commitments of $475,789 (2005: 101,000) relating to non-cancellable operating leases over the office accommodation.

12. CONTRIBUTED EQUITY

	Consolidated	
	30 June 2006	31 December 2005
	$'000	$'000
Issued and paid up capital		
Ordinary shares fully paid (i)	145,306	145,306

(i) Ordinary shares

Fully paid ordinary shares carry one vote per share and carry the right to receive dividends

Movement in ordinary shares on issue	*Thousands*	*$*
At 1 July 2005	499,883	134,741
Issue of shares cash	46,875	11,234
Transaction costs on share issue	-	(669)
At 31 December 2005	546,758	145,306
Issue of shares cash	-	-
Transaction costs on share issue	-	-
At 30 June 2006	546,758	145,306

(i) Share options

There were no options exercised during the period.

13. RELATED PARTY DISCLOSURE

The following table provides the total amount of transactions that were entered into with related parties for the half-year ended 30 June 2006 and 2005:

		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
		$'000	$'000	$'000	$'000
Controlled Entities					
Vital Health Sciences Pty Ltd	*2006*	-	-	-	(5,400,000)
	2005	-	-	-	(3,000,000)
Other group companies:					
Preform Technologies Pty Ltd	*2006*	-	-	-	-
	2005	-	-	-	-
Adoil Pty Ltd	*2006*	-	-	-	-
	2005	-	-	-	-

Terms and conditions of transactions with related parties

13. RELATED PARTY DISCLOSURE (CONT)

During the half-year ended 30 June 2006 Vital Health Sciences borrowed an additional $2,400,000 from Phosphagenics Limited (2005: $3,000,000) to help fund the Company's research activities. No part of these funds has been repaid. There are no terms and conditions attached to this loan. The balance outstanding at 30 June 2006 is $5,400,000 (2005: $3,000,000).

No amounts were provided for doubtful debts relating to debts due from related parties at reporting date (2005: NIL).

Sales to and purchases from related parties are made in arm's length transactions both at normal market prices and on normal commercial terms.

Outstanding balances at year-end are unsecured, interest free and settlement occurs in cash.

For the half-year ended 30 June 2006, the Group has not made any allowance for doubtful debts relating to amounts owed by related parties as the payment history has been excellent (2005: NIL).

14. EVENTS AFTER THE BALANCE SHEET DATE

No events occurred between the balance sheet date and the date when these financial statements were authorised for issue.

Directors' Declaration

In accordance with a resolution of the directors of Phosphagenics Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the company are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and Corporations Regulations 2001: and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Associate Professor
Andrew Lancelot Vizard
Chairman and Independent Director

Melbourne, 29 August 2006



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Independent review report to members of Phosphagenics Limited

Scope

The financial report and directors' responsibility

The financial report comprises the condensed income statement, condensed balance sheet, condensed cash flow statement, condensed statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Phosphagenics Limited (the company) and the entities it controlled during the period, and the directors' declaration for the company, for the period ended 30 June 2006.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001.* This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001.*

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Phosphagenics Limited and the entities it controlled during the period is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 30 June 2006 and of its performance for the period ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Don Brumley
Partner
Melbourne
29 August 2006

Section 4: AUDIT ALERT

As at 30 June 2006 and as the date of this Report there are no matters of dispute or qualification or likely dispute or qualification.


PHOSPHAGENICS

30 August 2006


SEC MAIL
RECEIVED
WASH. D.C.

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re: **Phosphagenics Audio Broadcast**

Phosphagenics Limited (ASX code : POH) advises that Managing Director, Mr Harry Rosen, will be interviewed today at 12.30 p.m. through Boardroomradio to discuss the recent announcement by the Company of the successful delivery of insulin across the skin in humans.

The presentation details are as follows:

- Successfully delivers/ insulin across the skin on humans
- Presented by Mr Harry Rosen, Managing Director
- 30 August 2006
- 12.30 p.m. AEST
- at http://www.brr.com.au/event/POH/1292/13651/wmp/12efe2g8ev

To listen to the interview simply click on Windows Media Player, QuickTime or MP3icon.

In addition, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\audio broadcast 30 08 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

29 August 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited - Exercise of Options - 9 June 2009

Following the receipt of an application to exercise options, the Board of Directors has allotted, in aggregate, and with effect from 29 August 2006, 6,530 new ordinary fully paid shares upon the exercise of 6,530 June 2009 options.

This allotment has increased the issued share capital to 546,769,956 shares (POH) and decreased the June 2009 options (POHOB) to 59,635,232 options.

In summary the issued securities of the Company now comprise:

	ASX CODE	
QUOTED		
Ordinary Shares	(POH)	546,769,956
June 2009 (20 cents)	(POHOB)	59,635,232
TOTAL QUOTED SECURITIES		606,405,188
UNQUOTED		
ESOP Options	**(POHAI & POHAM)**	3,600,000
Other Options	**(POHAK)**	500,000
TOTAL UNQUOTED SECURITIES		4,100,000

Enclosed is an Appendix 3B Notice covering the issue of new shares and applying for the quotation of the shares under ASX Code : POH.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\exercise of options 29 08 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PHOSPHAGENICS LIMITED (FORMERLY VITAL CAPITAL LIMITED)

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,530
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE OF JUNE 2009 OPTIONS AT 20 CENTS EACH INTO ORDINARY FULLY PAID SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	EXERCISE PRICE OF 20 CENTS A SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PURSUANT TO THE EXERCISE OF JUNE 2009 OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 AUGUST 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
546,769,956	ORDS (POH)
59,635,232	JUNE 2009 OPTIONS (POHOB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,600,000	ESOP OPTIONS (POHAI & POHAM)
		500,000	OTHER OPTIONS(POHAK)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL NEW SHARES TO RANK EQUALLY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

29 AUGUST 2006

Sign here: .... Date: ....
(Company Secretary)

MOURICE GARBUTT

Print name: ....
p\asx\3b exercise of options 29 08 06

+ See chapter 19 for defined terms.